MegaChips

Annual Report 2005

Year Ended March31, 2005


Move!

MegaChips Corporation

Corporate Profile

MegaChips Corporation was established in 1990 as an innovative fabless company in pursuit of integrating LSI and systems knowledge. Since then we have been developing cutting-edge system LSIs and systems products that incorporate our original algorithms and architecture in the areas of image, voice, music and communications, using these advances to offer outstanding products and solutions to meet our clients' needs.

The prevalence of broadband networks has dramatically increased in recent years. We are also witnessing the integration of broadcasting and communications technologies, as evidenced by the introduction of terrestrial digital broadcasting around the world. The social infrastructure has been gradually upgraded to enable the instant transmission and reception of such massive digital information. By developing original solutions for a highly networked society through utilizing its unrivaled technologies and know-how, the MegaChips group helps realize an environment where anyone can easily create, send, receive and use rich-media information that comprises a complex, lively mix of text, images, video, computer graphics, voice, music, and other media. Through the full realization of rich-media information, we help enhance human expression and contribute to the spiritual fulfillment of human culture.

MegaChips

MegaChips Corporation
Listed on the No.1 Section of the Tokyo Stock Exchange

100% subsidiary
LSI Business:
MegaChips LSI Solutions Inc.

100% subsidiary
Systems Business:
MegaChips System Solutions Inc.

Audio Authoring Business:
Cameo Interactive, Ltd. *

The MegaChips group consists of a holding company, MegaChips Corporation, and two subsidiaries, responsible for development and sales of system LSIs and systems products respectively. Based on its strategies, the group optimally distributes its management resources, and invests each subsidiary with management autonomy to further promote efficiency and speed up decision-making.

* The MegaChips group sold Cameo Interactive Inc. to the e-frontier group on October 29, 2004. Cameo was deemed no longer a consolidated subsidiary as of October 1, 2004 from an accounting perspective. This annual report, therefore, includes only its Audio Authoring Business results during the first half of the fiscal year ending March 31, 2005.

Contents

NOTE:
The contents of this annual report include forward-looking statements, with the exception of historical data noted as such. These statements are based on management's assumptions and projections in light of the information currently available to the company. These assumptions involve risks and uncertainties that may cause the actual results, performance or achievements to be materially different from those expressed or implied in the forward-looking statements.

Financial Highlights

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31

	Millions of yen					Thousands of U.S. dollars (Note)
	2001	2002	2003	2004	**2005**	**2005**
For the Year						
Net sales	¥ 53,851	¥ 36,899	¥ 29,056	¥ 25,879	¥ 30,122	$ 280,495
Cost of sales	47,226	30,164	23,312	20,219	24,071	224,143
Operating income	3,306	2,844	1,741	1,509	2,173	20,235
Net income	1,866	1,647	192	280	1,175	10,939
At Year-End						
Total assets	¥ 21,639	¥ 20,713	¥ 19,996	¥ 18,183	¥ 20,598	$ 191,803
Shareholders' equity	14,625	16,053	15,430	15,372	16,262	151,434
Per share information	Yen					Thousands of U.S. dollars (Note)
Net income-basic	¥ 75.87	¥ 67.02	¥ 7.85	¥ 10.09	¥ 44.73	$ 0.42
Shareholders' equity	595.04	653.14	632.95	607.49	642.13	5.98
	Shares					Shares
Number of Shares issued at year end	24,661,017	24,661,017	24,661,017	25,939,217	25,939,217	25,939,217

Note: The U.S. dollar amounts are provided solely for the convenience of the readers at the rate of ¥107.39 US$1, the rate prevailing on March 31, 2005.

Net Sales


0
15,000
30,000
45,000
60,000
(¥ Millions)
2001
53,851
2002
36,899
2003
29,056
2004
25,879
2005
30,122

Net Income


0
500
1,000
1,500
2,000
(¥ Millions)
2001
1,866
2002
1,647
2003
192
2004
280
2005
1,175

Shareholders' Equity


0
5,000
10,000
15,000
20,000
(¥ Millions)
2001
14,625
2002
16,053
2003
15,430
2004
15,372
2005
16,262

Total Assets


0
5,000
10,000
15,000
20,000
25,000
(¥ Millions)
2001
21,639
2002
20,713
2003
19,996
2004
18,183
2005
20,598

Net Income Per Share


0
20
40
60
80
(¥)
2001
75.87
2002
67.02
2003
7.85
2004
10.09
2005
44.73

Shareholders' Equity Ratio


0
20
40
60
80
100
(%)
2001
67.6
2002
77.5
2003
77.2
2004
84.5
2005
79.0

We Move ....
to move someone's heart



Building on 15 years of experience since its founding, the MegaChips group continues its quest to innovate and promote growth into the future

MegaChips Corporation was established in 1990 as an innovative fabless company in pursuit of integrating LSI and systems knowledge. The fabless business model, which focuses on R&D and technology development without production facilities, was rare then in Japan, although it has gained more recognition these days. Our business in the first few years concentrated on outsourced development work from Japan's large electronics companies. Then it took off and grew rapidly, when large-scale, low-cost custom memories and system LSIs began to be incorporated into hand-held games and TV games.

Since our founding 15 years ago, we have expanded our business domain by concentrating our management resources on image-, audio- and communication-processing technology and product development. Through our expertise in algorithm and architecture development for image compression/decompression, audio and communication processing, we have been providing a diverse range of solutions to meet clients' needs. Today we offer LSI devices for games, digital cameras and cellular phones, as well as security-monitoring, image-recording systems, other commercial products, and such consumer products as network cameras. Capitalizing on our strength with a unique set of proprietary technologies, we plan to continue our technology-platform business development and to offer outstanding products to our clients and satisfy end-user consumers.

I thank our investors and stakeholders for their continuing support, enthusiasm, and faith in MegaChips.

Shigeki Matsuoka
President and Representative Director



Yukihiro Ukai
President and Representative Director
MegaChips LSI Solutions Inc.

Shigeki Matsuoka
President and Representative Director
MegaChips Corporation

Tetsuo Hikawa
President and Representative Director
MegaChips System Solutions Inc.

Building on its successes in image-, audio- and communication-processing, the MegaChips group foresees continuing growth in 10-year 20-year spans.

Making inroads into Asia Pacific markets

MegaChips entered into strategic alliance with Macronix International in Taiwan

MegaChips Corporation concluded a business alliance agreement in May 2005 with Taiwan's Macronix International Co., Ltd.*[1] (hereafter referred as Macronix) to further expand cooperation in the Asia Pacific region, particularly in such growing markets as China. We also made strategic investments in Macronix through our subsidiary in Taiwan.

Listed on the Taiwan stock exchange (TAIEX) and NASDAQ, Macronix is an independent designer, producer and supplier of nonvolatile memory products such as mask ROM, EPROM, flash memory and other application-specific integrated circuits, including system-on-a-chip (SOC) devices.

Macronix has been our partner for the past 15 years, producing customer-specific LSIs (ASICs) that we developed.

Under the leadership of Miin Wu, its Chairman & CEO, Macronix has fortified its business in China with a 50-person sales and support subsidiary in Hong Kong. It also operates design centers in Suzhou and Guanzhou, employing about 200 people in those regions.

Spurred by the prevalence of broadband connections to the Internet, the communication infrastructure in China has been rapidly advancing, and cellular phone subscriptions topped 330 million in 2004. Demand for digital appliances and information devices has increased yearly in this nation of 1.3-billion people, and growth potential in these product areas is attractive to us. Our business alliance with Macronix paves a reliable inroad into the Chinese market by raising the level of collaboration and leveraging Macronix's technology development facilities, support capabilities and sales expertise already established in China. Most important, the alliance effectively hedges risks inherent in moving into overseas ventures alone.

*1 Macronix International Co., Ltd.
Head office: No. 16, Li-Hsin Road, Science Park, Hsinchu, Taiwan, R.O.C.
Capital: NT$65.5 Billion

MegaChips' mid- and long-term strategies

Our goal is to ensure continuing growth of the group on a long-term basis

In April 2004, the MegaChips group completed its reorganization into the holding company system. This structural shift enabled a more efficient distribution of management resources and clearly defined the responsibilities and autonomy of its separate business subsidiaries, thereby expediting groupwide decision making and increasing effectiveness of management. In October 2004, we sold the Audio Authoring Business, as it had proven weakly synergistic within the

MegaChips goals of the mid-term plan (from fiscal 2006 through 2008)

Goals for fiscal 2008 ending March 31, 2008

Net Sales
¥57 billion

Operating Income
¥ 6 billion

Operating Income to Sales
over 10 percent

Optimize sales breakdowns between our products

Establish balanced sales among ASICs, ASSPs and systems, the three pillars of our business; and strengthen business foundations that are not easily affected by negative changes in economic environments.

Promote CSR

Be aware of social responsibilities to all stakeholders, and promote CSR activities.

Net Sales


Original mid-term management plan for fiscal 2007
New mid-term management plan for fiscal 2008
¥100 Millions
600
500
400
300
200
100
0
249
301
253
331
289
420
570
Fiscal 2005 (Result)
Fiscal 2006 (Forecast)
Fiscal 2007 (Plan)
Fiscal 2008 (Plan)

Operating Income


Original mid-term management plan for fiscal 2007
New mid-term management plan for fiscal 2008
¥100 Millions
60
50
40
30
20
10
0
15.5
21.7
21
24
29
36
60
Fiscal 2005 (Result)
Fiscal 2006 (Forecast)
Fiscal 2007 (Plan)
Fiscal 2008 (Plan)

Sales Breakdown by Segment


9%
20%
71%
Fiscal 2005 (Result)
35%
44%
Fiscal 2008 (Plan)
ASIC
ASSP
SYSTEM



group, and since then we have concentrated our resources on our core business areas of LSIs and related systems. We saw improvements in groupwide profitability and elevated sales and net income during fiscal 2005.

Building on strong results this year, we plan to accelerate growth and strengthen business foundations that are not easily affected by negative changes in economic environments. In an effort to ensure continuing growth, we reviewed the goals of our mid-term management plan, originally slated to be accomplished during the fiscal year ending March 31, 2007. We will now aim to achieve consolidated sales of ¥57 billion, with an operating income of ¥6 billion and an operating profit margin*2 of at least 10 percent for the year ending March 31, 2008. In order to reduce the heavy dependency on customer-specific LSIs (ASICs), which take up 70 percent of total sales, we also plan to optimize sales breakdowns between our products. We are confident that by the end of fiscal 2008, we will see a completely new business mix, one based on the three pillars of our business: sales of ¥20 billion in ASICs, ¥25 billion in application-specific LSIs (ASSPs), and ¥12 billion in systems. While hedging risks against fluctuating demands, we will establish solid foundations for future growth.

To realize these ambitious goals, we are committed to introducing original, highly competitive products and diversifying our product lineup. Toward that end, we shall recruit and retain outstanding talent, nurture young employees, and invest aggressively in core technology applications, as well as in sales and marketing and other areas. At the same time, we will expand sales in Japan, in China and overseas, and increase our rate of growth through strategic alliances with other companies.

While we will hold in reserve sufficient profits from these business improvements for future development and enhancement of financial health, we also plan to reward our shareholders with dividends. Our policy is to link dividend payments to business activity, targeting the payout ratio of 30% and pledging to maintain a dividend level of ¥10 per share during any fiscal year.

*2 Operating profit margin = operating income ÷ sales

Mid- and long-term business strategies by segment

LSI Business

In the LSI Business, we will focus on diversifying the ASSP offerings and initiating global business expansion. An opportunity for business growth in Japan exists for us in the areas of terrestrial digital broadcasting for mobile devices televisions, and informational devices in cars in Japan will commence in March 2006. In time for the broadcast, we have developed OFDM (orthogonal frequency division multiplexing technology) demodulation LSIs*3 for one-segment partial reception for mobile devices, which feature compactness and low-power consumption. They are suitable for cellular phones and highly competitive in the marketplace. Other OFDM demodulation LSIs have been developed for 13-segment reception for high-definition television broadcasts, and these LSIs excel in stable image reception, even in mobile devices traveling at high speeds. Further, a new LSI product, specialized for the image and sound decoding function of digital broadcasts for cellular phones, in-car and other mobile devices, is currently in development.

The market for cellular phones that incorporate high-performance digital cameras is expected to grow. We aim to seize this growth opportunity by working with suppliers of modules of digital cameras, providing them with ultra-high-speed image processing LSIs for use in cellular phone camera modules, and expanding sales of such modules. In addition, we will offer LSIs that enable high quality image capture and high compression recording on the hard disks of high definition audio-visual appliances. Another new product, utilizing CODEC-enabling LSI technology for the JPEG2000 standard, which we developed jointly with a leading university team.

We are pursuing business alliance opportunities for future growth in this competitive market and planning to offer to device makers more comprehensive solutions and services, that will enhance function and performance of their new digital cameras, cellular phones, audio-visual devices and other instruments of communication.

With a view to overseas business expansion, we plan to embark on development of LSIs for receiving terrestrial



digital broadcasting in the European format, since we expect more countries to adopt the European format than the Japanese or U.S. formats. Important similarities between the European and Japanese formats will facilitate application of our technologies in the development of such demodulation LSIs.

In the Chinese market, we will explore sales opportunities through our alliance with Macronix. At present, we are closely scrutinizing the LSIs that enable video on demand and video phone, LSIs for reception of terrestrial digital broadcasting, as well as several-megapixel modules for digital cameras.

*3 For details, refer to P.12-13.

Systems Business

In the security and monitoring fields, demand for digital image systems has been expanding. We plan to establish a solid profit basis in these systems by customizing them for large corporate users. We continue to develop fully digital CCTV systems which retain high quality images and can be linked easily to networks for image transmission through our superior technologies in image- and audio-compression and decompression and communication.

In our consumer systems, we will capitalize on the growing need for applications of images, triggered by the predominant use of 3G cellular phones. 3G cellular phones enable high speed processing, and they are easily connected to high speed data transmission networks, which offer increasingly affordable fixed rates for data transfer. We will enhance our line of low-priced network cameras that can be readily configured to transmit images to cellular phones, and we plan to develop new, innovative products in this area. While the



network camera is currently sold only through the MegaChips online shop, we plan to widen sales channels for our consumer systems, diversifying into catalogue sales and retail sales at cellular phone shops, home improvement stores and pet shops.

Our business alliance with Macronix positions us well to initiate sales strategies for security and monitoring systems and network cameras in China, and it allows us to explore a range of new applications for these systems.

Working for all stakeholders

With the proliferation of high speed networks and high performance digital devices, users demand a greater variety of content and services that involve static and moving images and audio components. As an R&D-focused technology company with expertise in image, audio and communication, the MegaChips group opens avenues through which all users can take advantage of sophisticated, innovative technologies. In this way the MegaChips group strives to contribute to a future of communication bright with possibility.

With regard to all of our business activities, we communicate openly with our shareholders, clients, suppliers, employees and all stakeholders, and we hold as a primary management directive the recognition and acceptance of corporate social responsibility (CSR). Our CSR activities focus on environmental preservation, compliance and risk management, quality assurance, information security, and corporate philanthropy.

Since MegaChips is a fabless company without production facilities, the wellspring of our competitiveness is people—our employee base itself. In this connection, we would like to make our company a lively place to work, one in which the challenge to create is fully embraced.

With social responsibility as our watchword, we strive daily to make MegaChips an entity attractive to all stakeholders, aggressive in business expansion, always alert to new ideas, responsible to the environment and to humanity.

July 2005

President and Representative Director
MegaChips Corporation

President and Representative Director
MegaChips LSI Solutions Inc.

President and Representative Director
MegaChips System Solutions Inc.

Business Review for the fiscal year ended March 31, 2005

Supported by rises in corporate revenues and consumer spending, the Japanese economy showed moderate recovery during the fiscal year ending March 31, 2005 (fiscal 2005). The market for digital appliances and cellular phones outpaced the economy, and consumer response was stimulated by development and introduction of new products.

The total market for electronics, however, grew only marginally over the prior year, despite dynamic growth in the sub-market for cellular phones and such digital consumer appliances as TVs, cameras, and DVD players/recorders.

In this business climate, the MegaChips group completed its transformation to the holding company system, and has since taken measures consistent with our selection and concentration policy. By marshalling resources into prioritized areas for growth, and directing management strategies to ensure growth, we were able to increase sales and profits in fiscal 2005.

The MegaChips group continued its transition toward growth this year by selling the Audio Authoring Business*1 and reorganizing businesses focusing on LSI and Systems.

In the LSI Business, sales of customer-specific LSIs (ASICs) rose, as we were able to meet the demand for LSIs for currently marketed hand-held games and for LSIs developed in time to be used in new hand-held games.

In contrast, sales of application-specific LSIs (ASSPs) decreased, although demand for LSIs for digital cameras grew steadily throughout the year. The sluggish sales of ASSPs are due primarily to a drop in demand for LSIs for cellular phones in Korea during the second half of fiscal 2005, as the Korean economy took a precipitous downturn.

Overall, consolidated sales in the LSI Business unit increased to ¥27,057 million, up 18.5 percent from the prior year, while operating income fell 24.5 percent to ¥2,669 million.*2

The Systems Business positioned security and monitoring systems at its core, developing and marketing image recording and transmission systems customized for corporate clients. Concurrently with our development of the Super Real-Time Video Codec (SRVC), a high-performance image compression engine, we introduced systems products that incorporate the SRVC engine. In addition, we launched a new consumer product, the network camera.

Due in large part to these new product introductions and streamlined management, sales in this segment increased 40.3 percent from a year earlier to ¥2,548 million. Operating loss was reduced to ¥457 million from ¥947 million*2, an encouraging factor on the road to profitability in fiscal 2007.

The MegaChips group posted consolidated sales of ¥30,122 million, up 16.4 percent from fiscal 2004. Operating income also jumped 44.0 percent to ¥2,173 million, and net income soared 318.9% to ¥1,175 million. Fiscal 2005 results surpassed forecasts at the end of the third quarter.

Reflecting the better-than-expected results, the company paid a dividend of ¥10 per share. Commemorating the company's 15th anniversary in April 2005, a dividend of ¥5 per share was also added, bringing the annual per share dividend to ¥15.

***2 Change in method of allocation of expenses**

After the group shifted to the holding company system in April 2004, business segment-by-segment allocations of general administrative expenses became possible. The rational allocation of expenses to this segment is a new method of allocation, which was adopted for fiscal 2005. Operating income and loss last year were calculated according to method previously used.

Financial Overview

Cash and cash equivalents in fiscal 2005 decreased ¥3,719 million to ¥8,015 million, due primarily to an increase of ¥5,925 million in accounts receivable, although before tax

The sale of the Audio Authoring Business unit (Cameo Interactive, Ltd.)*1

The MegaChips group sold Cameo Interactive, Ltd., its wholly owned subsidiary, to the e-frontier group on October 29, 2004. MegaChips determined that the Audio Authoring Business was not fully synergistic with its other business areas, and greater growth and a more productive collaboration might be expected for Cameo in its new affiliation with the e-frontier group. The selling of Cameo completed the process of restructuring at the MegaChips group, which began in fiscal 2004. The MegaChips group pursues groupwide growth by concentrating on LSI and Systems businesses.

The selling of Cameo to the e-frontier group means, necessarily, that results of the Audio Authoring Business are not consolidated into the groupwide performance record for the second half of the year. Sales recorded in the first half of the year totaled ¥518 million, and operating loss came to ¥85 million.

Loss from the sale of the subsidiary amounted to ¥24 million. However, after tax adjustments, reflecting effective tax rate appropriate to the sale, the transaction ended up boosting consolidated net income by ¥260 million.

Net Sales by Audio Authoring Business


0 300 600 900 1,200 1,500 ¥ Millions
2004
1,236
2005
518

Operating Income by Audio Authoring Business


-200 -100 0 100 200 300 ¥ Millions
2004
2
2005
-85

net income rose 141.7 percent to ¥2,018 million. The increase in accounts receivable results mainly from the fact that no liquidation was undertaken this year, while accounts receivable were partly liquidated during the previous year.

Liquid assets rose by ¥1,999 million, to ¥18,872 million, reflecting the increase of ¥5,819 million in accounts receivable and the decrease of ¥3,719 million in cash and cash equivalents. As mentioned above, the partial liquidation of accounts receivable took place last year to promote greater liquidity of the holding company. The increase in accounts receivable and the decrease in cash and equivalents this year derives primarily from the fact that such liquidation was not undertaken.

Fixed assets stood at ¥1,726 million, an increase of ¥415 million from a year earlier, mainly due to an increase in long-term deposits. Total assets amounted to ¥20,598 million, an increase of ¥2,414 million.

Current liabilities also increased ¥1,571 million to ¥4,288 million, owing to an increase in income taxes payable.

Despite the before tax net income of ¥2,018 million, net cash used by operating activities came to ¥3,068 million, due mainly to the increase in accounts receivable, as noted earlier.

Net cash used in investment activities totaled ¥400 million, reflecting such elements as payments for deposits, proceeds from the sale of a subsidiary, purchase of property and equipment and of intangible assets, and payments for long-term prepaid expenses.

Net cash used by financing activities totaled ¥252 million, due mainly to dividend payments.

During fiscal 2005, MegaChips System Solutions implemented capital changes to enhance financial health in the wake of its completed restructuring. It first reduced paid-up capital to ¥100 million and capital reserves to ¥25 million. Subsequently, it received an injection of capital in the amount of ¥800 million, half of which was added to its capital and half to capital reserves.

Looking ahead to fiscal 2006

The standards of communication in our information society have become highly sophisticated in the advent of widespread broadband networks and digitalized broadcasting. The rapid expansion of markets for products that utilize digital image, audio and communication technologies presents emerging opportunities for our business, as these are areas in which we have proved our excellence.

The MegaChips group's successful transition into the holding company system has facilitated optimal distribution of management resources, clearly defined autonomy and responsibilities of each business unit, and further refined groupwide management efficiency. Now that the system is in place and each business entity functions effectively, we will forge ahead with aggressive strategies for growth. We will increase investment in R&D and its personnel, pursue strategic alliances with other companies, and consider the possibility of capital tie-up arrangements. We will also start exploring sales within the Chinese market.

Although in the LSI Business, demand for LSIs for 3G cellular phones remains soft, we are confident of an upswing in sales of LSIs for digital cameras, camera modules for cellular phones, and terrestrial digital broadcasting.

We expect sales in the Systems Business to continue to increase as we diversify our security and monitoring systems, customizing those systems for corporate clients. Also, contributing are multiple sales channels for our expanded lineup of network cameras designed for the consumer market.

Consolidated sales for fiscal 2006 are expected to reach ¥33.1 billion, a 9.9 percent increase over this year, while operating income is estimated to rise 10.4 percent to ¥2.4 billion.

MegaChips R&D Strategies

As a fabless technology company, the MegaChips group believes R&D activities are among the most important of its strategic management issues. In order to maintain our competitiveness in the areas of LSI and systems products, and service solutions for these products, we gear our efforts toward core technologies related to image, audio and communication. We continue to invest in R&D and concentrate our resources on basic technologies which take the next generation of standards, and applied technology which differentiates MegaChips from our competitors. Focusing on developing advanced, original technologies and groundbreaking algorithms[1] and architecture[2].

The business of technological development is intensely competitive, and around the world large corporations and research institutes vie with each other for cutting edge innovation, only to find that today's breakthrough is tomorrow's old news. To retain our competitive edge at MegaChips, we recruit skilled, talented engineers who are knowledgeable in both LSI and systems products and who are in perpetual pursuit of innovative technologies. In addition, we engage actively in research and development projects jointly with other companies, universities and research institutes, whenever the effects of this synergy might be beneficial.

We are keenly aware that in order to secure our competitiveness in the market, it is crucial that we acquire intellectual property (IP) rights for the technologies and products we develop. Our IP department creates a patent policy for each product and technology, studies trademark, patent, and property rights registrations for LSIs and systems products, and clarifies points of differentiation for such registrations and in preparations for claims. The IP department works closely with patent services firms and keeps employees apprised of the significance of patent and IP issues. IP is a valuable weapon in the constant battle to reach above and beyond the competition.

During fiscal 2005, 5 patent rights were acquired in the LSI Business, while applications were submitted for an additional 38 patents. In the Systems Business, 6 patents were acquired, and applications for an additional 23 patents were filed. At the fiscal year-end, MegaChips owned or had applied for a total of 526 intellectual property rights: 276 in the LSI Business, and 250 in the Systems Business. In terms of the kinds of IP rights, MegaChips owned 106 patents, 4 utility model rights, and 53 trademarks at the year-end.

We share information on technologies developed through our R&D efforts between the MegaChips subsidiaries so that MegaChips may benefit on a group-wide scale. We use these fruits of R&D to develop new business ideas, and we have established a program to reuse various IP rights and the information within.

*1 Algorithms are logic structures expressed as mathematical equations which process information through defined procedures.

*2 Architecture is the map of the design of LSI hardware and software for implementing algorithms.

Market Trends and Product Development



LSIs for 3G cellular phones

OFDM demodulation LSIs for digital broadcasting



LSIs for digital still cameras

RecWatch MR-9020:
Digital video recorder for network use

Surfeel m101i:
Real-time network camera



3G Cellular Phone Market

Enhancing our LSI product lineup for 3G cellular phones

The third generation (3G) cellular phone network allows high-speed data communication. A variety of services with multi-media content (video and music) can be created for and transmitted over this network.

3G cellular phone services using the Wideband Code Division Multiple Access (W-CDMA) network began in Japan in October 2001 and were introduced in Europe in 2003. With these successful starts, the 3G cellular phone market is expected to further grow on a worldwide scale.

MegaChips offers a range of advanced LSI products and is developing cutting-edge LSI technologies that cluster a variety of functions onto a single chip for 3G cellular phones. In addition to products for the WCDMA standard used in Japan and Europe, we are developing LSI technologies and products that meet the CDMA2000 specifications adopted by Korea and North America, and additional products for the Time Division Synchronous CDMA (TD-SCDMA) to be used in China.

Changes in the global cellular phone market


Thousands
800,000
600,000
400,000
200,000
0
TDSCDMA
WCDMA
CDMA*
2003
2004
2005 (Forecast)
2006 (Forecast)
2007 (Forecast)
2008 (Forecast)
GSM
PDC
TDMA
CDMA*
WCDMA
TDSCDMA
Others
2G
2.5G*
3G

* including CDMA2000 3G
(Source: F.C.R)



Terrestrial Digital Broadcasting Market

Starting shipments of OFDM demodulation LSIs in Japan, and developing LSIs for the European standard

Since the first terrestrial digital broadcasts were launched in the U.K. in 1998, this new broadcast format has been spreading globally. While many countries are in the process of introducing commercial services for mobile devices via the terrestrial digital broadcasting network, Japan is scheduled to start the service for cellular phones and mobile devices in its major cities in March 2006. The initial service will utilize one segment of the broadcasting frequency band that is designated for mobile devices. To capitalize on this business opportunity, we began shipping samples of OFDM (orthogonal frequency division multiplexing technology) demodulation LSIs for mobile devices that ensure reliable reception of terrestrial digital broadcasts. We plan to start development of LSIs geared to the European digital broadcasting standard. Market researchers expect this standard to be adopted in many countries.

Diffusion of terrestrial digital broadcast in the world (Start of digital TV broadcasts)


North America
U.S.A. (11/ '98)
Canada (03/ '03)
Asia
Singapore (02/ '01)
Korea (10/ '01)
Japan (12/ '03)
Taiwan (03/ '04)
Europe
U.K. (09/ '98)
Sweden (04/ '99)
Spain (05/ '00)
Finland (08/ '01)
Germany (10/ '02)
Netherlands (04/ '03)
Switzerland (08/ 03)
Italy (12/ '03)
France (03/ '05)
Oceania
Australia (01/ '01)

(Compiled from materials supplied by Japan's MIC)



Single-Lens Reflex Digital Camera Market

Offering high performance LSIs for the growing market of single-lens reflex digital cameras

Overall, the digital camera market has matured after a period of dramatic growth, but sales in the single-lens reflex digital camera sub-market are increasing rapidly all over the world. For this high-performance camera market, we have already introduced LSIs that enable all necessary functions onto a single chip. We continue to develop innovative LSIs that make full use of our expertise in image processing and compression/decompression technologies, and we offer added value to single-lens reflex digital cameras and other high-performance, compact digital cameras.

Shipments of single-lens reflex digital cameras by Japan's major camera makers


Thousands
(%)
1,000
800
600
400
200
0
6
5
4
3
2
1
0
2003 Jan to Mar
2003 Apr to Jun
2003 Jul to Sep
2003 Oct to Dec
2004 Jan to Mar
2004 Apr to Jun
2004 Jul to Sep
2004 Oct to Dec
2005 Jan to Mar

* All the shipments (domestic, overseas and exports), including those produced by overseas plants by the camera makers
●— The ratio of single-lens reflex digital camera to the total number of digital cameras
(Source: CIPA)



Security Monitoring Market

Developing systems to meet increasing demands for security and monitoring devices

As the crime rate rises, with increasing numbers of serious, capital offenses, the use of security systems has proliferated in many areas of business and industry. To respond to our customers' increasing demands for security and monitoring devices in the building management, financial, supermarket and retail industries, we offer image recording and transmission systems that excel in image processing and network communication compatibility. Further, we recently introduced a related consumer product, a network camera that easily transmits live moving images over the Internet to a cellular phone and a PC.

Japan's capital crimes and armed robbery cases and the conviction rate


Number of cases
Conviction rate (%)
50,000
40,000
30,000
20,000
10,000
0
100
80
60
40
20
1995
1996
1997
1998
1999
2000
2001
2002
2003
Capital crimes
reported cases
conviction rate
Armed robberies
reported cases
conviction rate

(Source: Crime Report, Jan.-Nov. 2004, the National Policy Agency)

Segment Information: LSI Business MegaChips LSI Solutions

Sales in the LSI Business unit are comprised of sales of customer-specific LSIs (ASICs), application-specific LSIs (ASSPs) and standard LSIs manufactured by alliance LSI vendor.

Sales of customer-specific LSIs (ASICs) climbed 30.0 percent to ¥21,032 million, and sales of application-specific LSIs (ASSPs) fell 9.3 percent from a year earlier to ¥6,021. Consolidated sales for the LSI Business unit, which includes sales of standard LSIs manufactured by a contractor, increased to ¥27,057 million, up 18.5 percent from the prior year. Consolidated operating income, however, declined 24.5 percent* to ¥2,669 million.

*1 Change in method of allocation of expenses
After the group shifted to the holding company system in April 2004, business segment-by-segment allocations of general administrative expenses became possible. The rational allocation of expenses to this segment is a new method of allocation, which was adopted for fiscal 2005. Operating income and loss by business segment last year were calculated according to method previously used.

Business Review

Sales increases of ASICs and healthy demand for LSIs in general contributed to higher sales during fiscal 2005. In addition to steady sales of LSIs (Custom Mask ROMs) for software storage in current hand-held games, successful development of LSIs (Custom Mask ROMs) for new hand-held games led to their mass production and large-scale orders.

Demand for ASSPs for digital cameras remained strong all year. The DSC-3H model, released in summer 2004, contributed to ASSP sales increases. This system LSI enables both high-speed processing of large capacity data and highly complex, sophisticated image processing, which are equally required for a single-reflex digital camera. Configured together with a memory chip, the DSC-3H can be used for a wide range of digital cameras from high-end, high-performance ones to lower-end, high-volume models. This feature allows digital camera makers to standardize hardware and software among differently priced models, helping them improve on their efficiency in developing cameras. Accolades have been heaped on the DSC-3H in the marketplace.

During the first half of fiscal 2005, when the RSOC2, a new LSI for the 3G cellular phones, was first introduced, it recorded robust sales. However, the Korean market, our major market for LSIs for cellular phones, experienced an economic slowdown during the second half year, leading phone makers to adjust inventory and negatively affecting LSI sales. Consequently, our LSI sales in the second half year were weaker than the first half year.

In order to establish a solid basis for profitability in the ASSP business, we plan to enhance our product offerings in our core technology areas, and expand clients and products for both Japan and overseas.

Net Sales by LSI Business



0
10,000
20,000
30,000 ¥ Millions
2004
22,827
2005
27,057

Operating Income by LSI Business*1



0
1,000
2,000
3,000
4,000
2004
3,535
2005
2,669

Main product features

○ ASICs

LSIs for games

In response to our customers' needs, we offer various LSIs for game consoles and peripherals, as well as high-capacity, low-price, low-power consumption Custom Mask ROMs for software storage.





○ ASSPs

The RSOC series for the 3G cellular phones

The RSOC series is a rich-media processing LSI that is compatible with the 3G cellular phone standard. Packaged on a single chip, it enables all the necessary functions for 3G cellular phones, including real-time video telephony, video on demand (VOD), video mail, music record/play, and high-resolution digital photos.



The DSC series for digital cameras

The DSC model is a high-performance system LSI that integrates the functions essential to an advanced digital camera on a single chip. Priced reasonably, the latest model enables 64 megapixel resolutions for high-end digital cameras.



OFDM demodulation LSIs for terrestrial digital broadcasting

We offer two types of models compatible with Japan's OFDM digital broadcasting format: one supporting the segment dedicated to mobile services, and the other supporting all 13 segments of high-definition television broadcasting. Both feature low-power consumption and high-quality image reception.



Forecast for fiscal 2006

We estimate sales for fiscal 2006 to increase 7.2 percent to ¥29 billion.
Sales of ASICs for games and other home entertainment devices will continue to provide the stable profit base of our business. In terms of sales of ASSPs, we will focus on offering ways to receive terrestrial digital broadcasting on cellular phones, as Japan will be able to begin such broadcasting in 2006. In April 2005, we began shipping samples of our second-generation LSIs for OFDM (orthogonal frequency division multiplexing technology) demodulation*2, which feature superb compactness and low-power consumption. We also started sample shipments of LSIs that enable the decoding function of digitally broadcasted images and audio. We plan to package them together with the OFDM demodulation LSIs to offer as a total solution, and strive to gain clients, who will integrate the solution into their products. In addition, we plan to start development work on LSIs geared to the European digital broadcasting standard, which is expected to be adopted in many countries.

Our strategies to grow sales of LSIs for digital cameras involve a few innovations. We will introduce a new product, the DSC-4L for single-lens reflex digital cameras, which are projected to further grow in sales. In cooperation with a module maker, we are also developing jointly a camera module for a cellular phone, incorporating our LSIs so that the phone camera will excel in high-quality image and high-speed processing.

We plan to increase sales through these efforts, while also enhancing our product lineups and making sales efforts in China.

*2 We offer two types of OFDM demodulation LSI models: one supporting the segment dedicated to mobile services, and the other supporting all 13 segments of high-definition television broadcasting. Both models are already available as samples. We plan to move to mass production of the 13-segment model by the end of fiscal 2006 and plan a ramped-up production schedule of the model for the mobile devices segment by spring 2006 in time for Japan's broadcasting start.

Sesame: a new system LSI for the JPEG2000 standard

The Sesame supports the JPEG2000 standard*3, a higher version of the JPEG image-compression standard, including features that allow the user to efficiently store large-capacity image data in a digital camera and quickly save and transmit image data captured by a camera in a cellular phone. Developed jointly by MegaChips LSI Solutions and Professor Yukihiro Nakamura of Kyoto University in October 2004, the Sesame is the first CODEC-enabling LSI for the JPEG2000 standard in the industry that can compress image data up to 64 megapixels.

*3 The JPEG2000 standard, recognized as an ISO standard since December 2002, features high compression performance that is 30 to 50 percent higher than the JPEG, and low noise, which makes this standard suitable for high-resolution, high-quality image compression. The Sesame is a non-tile format LSI for the JPEG2000, making high-quality and high-speed processing possible, while reducing image distortions and accelerating processing speeds. It also supports compressing of image data at as high a resolution as 12 bit (4,096-division scale in tonality).

Features of JPEG2000

1 JPEG2000 allows substantially less image distortions than JPEG at high compression ratios.



JPEG 1/100 compressed image

JPEG2000 1/130 compressed image

2 Images at different resolutions can be created from one image file saved in JPEG2000.


Enlarging image sizes
Reducing image sizes
POSTER
An image file saved in JPEG2000 format (hierarchical compressed data)
For posters, commercial prints, and large-size photo prints
For cellular phone or PDA displays

Segment Information: Systems Business MegaChips System Solutions

Sales of the System Business consist of those from Commercial Systems, Consumer Systems and Others (system integration, solution services, etc.).

Sales of Commercial Systems posted a healthy increase of 47.4 percent to ¥2,379 million, and sales of Consumer Systems rose 123.2 percent to ¥94 million. Consolidated sales for the Systems Business unit increased 40.3 percent from a year earlier to ¥2,548 million, and operating loss was reduced to ¥457 million from ¥947 million.

*** Change in method of allocation of expenses**
After the group shifted to the holding company system in April 2004, business segment-by-segment allocations of general administrative expenses became possible. The rational allocation of expenses to this segment is a new method of allocation, which was adopted for fiscal 2005. Operating income and loss by business segment last year were calculated according to method previously used.

Business Review

During the last fiscal year (fiscal 2004), we completed our restructuring within the unit, focusing on the consolidation of departments related to product development, production and sales, a thorough review of our business through our selection and concentration policy, a discontinuation of unprofitable projects, and personnel reduction. We then concentrated our resources on developing and marketing security monitoring systems and consumer systems in fiscal 2005.

In the security monitoring field, we actively made proposals on offering image-recording systems optimized and tailored to meet clients'needs, which resulted in orders of a variety of systems. We expect sales to increase even further by continuing this approach.

In September 2004, we also introduced the RecWatch MR-9020, a high-performance, digital video-recording and transmission system specifically developed for security monitoring purposes. This is the latest example of MegaChips prowess in developing algorithms and designing LSIs for image processing. Able to record long hours of clear images and compatible with networks that send images, this innovative model incorporates our original image compression/ decompression format. This format called SRVC (Super Real-time Video Codec) enables a compression rate six times higher than the JPEG standard. With the SRVC technology, the RecWatch MR-9020 boasts a large-capacity recording memory equivalent of 1.8 terabytes based on JPEG standard. We have received great compliments on this system, not only because of its long hour recording capability but also because of its highly reliable functions. We plan to expand the sales of this model as a general-use security monitoring system to security service providers, distributors and others, in addition to targeted corporate clients.

In fiscal 2005, we also introduced our first, mass-market consumer product: a network camera called Surfeel m101i. Images captured by this camera are transmitted over the Internet and can be easily viewed on a cellular phone and a PC. This new product has contributed to improving profitability in our

Net Sales by Systems Business


0
1,000
2,000
3,000 ¥ Millions
2004
1,816
2005
2,548

Operating Income by Systems Business*


-1,000
-500
0
500 ¥ Millions
2004 -947
2005 -457

Main product features

● Commercial systems

RecWatch MR-9020: Digital video recorder for network use

The RecWatch MR-9020 employs our original image codec format, SRVC (Super Real-Time Video Codec), which enables recording at a compression rate six times higher than the JPEG standard. This model is capable of long recording hours in its hard disk, which can be connected to as many as nine cameras. Used with optional software, it also features such functions as easy image searches and downloading, and over-the-network remote control operation.



eWatch MD100: Video storage and transmission server

Using our original image codec format, RVC (Real-Time Video Codec), eWatch MD100 enables real-time transmission of clear images, and bi-directional audio communications. It is most suitable for remote-control monitoring that requires conversation. Software for a PC is available to configure the server to perform multitask remote-control functions.



● Consumer systems

Surfeel m101i: Real-time network camera, easily connected to cellular phones



Developed with our accumulated technologies in image transmission, the new network camera is easily connectable to cellular phones. Dubbed MegaChips Simple Speed Setting, this easy-to-use technology requires no complicated configurations for networking as had previous network cameras. Live moving images from any place where the camera is set can be transmitted and viewed on a cellular phone.

● Others

Service solutions based on image and audio technologies

Based on our technologies in image, audio and communication, broad knowledge and experience in servers and networks, we provide solutions to corporate clients, who are interested in initiating or enhancing services that involve image transmissions via broadband networks or in security monitoring. Designed to solve issues and problems to make clients' services work well, our service solutions include making system integration proposals, and building a total system by combining our systems with other hardware and software.

Consumer Systems.

The positive effects of improving management efficiency, restructuring by the selection and concentration policy, and making a strategic shift of business to focus more on security monitoring systems helped sales jump during this year. Consequently, we made significant improvements in profitability in the Systems Business.

Forecast for fiscal 2006

We forecast sales will rise 60.9 percent to ¥4.1 billion in the Systems Business during fiscal 2006.

We are bullish on the prospects in this business since there is significant growth potential for us in the security monitoring market. Although digitalization is advancing, still many analogue camera systems are in use. For instance, analogue images recorded by a surveillance camera are converted to digital formats for storage in hard disks of a digital recorder, and analogue and digital technologies are currently mixed in the market. But it is expected that the market will increasingly favor full digitalization, facilitating networks of digital systems over the Internet.

To seize the growth opportunity, we plan to strengthen marketing efforts to widen client bases for the MR-9020 next year, as well as enhancing sales efforts to make proposals on tailor-made systems for targeted clients. At the same time, we will expand business by diversifying product lineups, particularly new competitive products for security monitoring purposes, that take advantage of our cutting-edge digital image processing technologies, and over-the-network communication technologies. Further, fully digital closed circuit television (CCTV) systems are under development. We are also developing high-performance digital recorders, which can also be supplied to security system providers to be integrated into their systems.

As for consumer systems, we will concentrate on business expansion by developing new products that fully take advantage of the characteristics of the increasingly popular 3G cellular phones and their affordable fixed rates for data transfer. We will offer products that work well with the functions of the phone and enable the user to make the most of the lower rates.

We plan to enhance our lineup of network cameras, based on the Surfeel m101i model, which is compatible with cellular phones and can be readily configured to transmit images to cellular phones. We are accelerating our development work to introduce three such products during fiscal 2006. On the other hand, we plan to widen sales channels for these consumer systems, diversifying into retail sales at cellular phone shops, home improvement stores and pet shops, in addition to sales through the MegaChips online shop, which has directly handled sales of the Surfeel m101i since December 2004.

Both markets of commercial systems for security monitoring and consumer products are expected to increase competition. By utilizing alliances with Japanese and overseas companies and introducing products with originality ahead of our rivals, we plan to grow our business.

Real-time network camera, Surfeel m101i



Through UPnP-enabling broadband router
Internet
Examples of the camera usage
Monitoring home
During travel, a user may view images on the cellular phone of his/her empty home. A motion sensor detects any suspicious movements and alerts the user via phone email.
Watching over a pet at home
By setting a camera in a position of the user's choice at home, a pet can be viewed anytime on the cellular phone.
Monitoring a store
By setting a camera inside a store, a store-owner can monitor employees and the store while being away on business.
Oversight of children
The user can view children anytime anywhere on the cellular phone.
Surfeel m101i

We continue to pursue a management policy of respecting environmental imperatives to help protect our earth's irreplaceable environment.



Environment policy

MegaChips believes environmental preservation is essential for a brighter future for generations to come. Based on this belief, we continue to build "symbiotic relationships" between the environment and our business, contributing to a greener, cleaner Earth.

Environmental management system

To realize the environment policy written above, MegaChips Corporation, MegaChips LSI Solutions and MegaChips System Solutions have established environmental management systems and have each achieved ISO 14001 certification.


JACO
CERTIFICATE OF APPROVAL
ISO 14001:1996 · JIS Q 14001:1996

Environmental Activities of MegaChips Group Companies

□ MegaChips Corporation

MegaChips Corporation is a holding company, and the parent company of MegaChips LSI Solutions and MegaChips System Solutions. In the light of its leadership position, it promulgates environmental policies for its group companies and initiates groupwide environmental activities, in addition to its own environmental preservation efforts.

○ MegaChips Corporation sets groupwide policies, encourages and reviews overall environmental activities of the group, provides educational programs on environmental preservation and communicates its importance throughout the group.

○ It develops groupwide "Eco-Office" initiatives for energy saving, resource saving, and recycling practices in its offices.

◎ indicates the achievement ratio of result/goal surpassing 110%
○ means "achieved"
△ indicates the achievement ratio over 90%
× indicates the ratio at less than 90%

Eco-Office activities (fiscal year ending March 31, 2005)

Activities		Goal	Result	Result/Goal
Energy saving	Reduction of electricity consumption in offices*1	17%	20%	◎
Recycling	Recycling of wastes in offices*2	85%	99%	◎

*1 Change in electricity consumption from fiscal year ending March 31, 2003 to fiscal year ending March 31, 2005.

*2 Copy/print paper, newspapers, cans, bottles, PET bottles and other wastes are collected separately, and regular inspection is conducted to ensure correct separation. Calculation of "recycling of wastes" in the table above is based on the ratio of the amount of material correctly separated to the amount of material deemed necessary for separation.

MegaChips LSI Solutions

MegaChips LSI Solutions supplies sophisticated, high-quality system LSIs for games, cellular phones, digital still cameras, digital televisions and other devices. Capitalizing on its product development technology and leveraging the most advanced technologies available in the industry, the company also focuses on delivering products that are safe and environmentally friendly. In pursuit of reducing environmentally negative loads, it places emphasis on such activities as decreasing electricity consumption, making compact/small products (ex. saving materials), and abolishing the use of lead. The company continues to further explore new technologies that contribute to environmental preservation and plans to offer greener products to lead the industry.

Environmental activities for LSI products (fiscal year ending March 31, 2005)

	Activities	Goal	Results	Goal/Results
Eco products	Reduction of electricity consumption in custom- mask ROM (3 current ASIC models in comparison of previous models)	50%	50%	○
	Reduction of electricity consumption in LSI for mobile phones (current RSOC-2 in comparison of previous model)	80%	80%	○
	Smaller LSI for mobile phones (RSOC-2A)*3	5%	5%	○
	Reduction of electricity consumption in LSI for digital camera (current DSC-3H in comparison of previous model)	50%	60%	◎
	Smaller LSI for digital camera (DSC-3H)*3	47%	47%	○
"Green" procurement	Lead-free soldering on all products*4	100%	100%	○

Estimated reductions by smaller product designs

Life cycle/ stage	Main areas of reductions
Production	Materials for products (direct materials)
	Materials used in production (indirect materials)
	Energy and resources used in production
Transportation	Energy (smaller products requires less transportation needs)
Waste	Industrial wastes

*3 By making products smaller, reductions in materials, energy and other areas are expected (shown in the table above).
*4 MegaChips LSI Solutions has succeeded in practicing lead-free soldering on all its products, as part of eliminating lead, which is known to be harmful to human health and the environment.

MegaChips System Solutions

Using its development technology, cultivated by high-performance, high-quality image recording/transmission systems for security monitoring, MegaChips System Solutions offers cutting-edge systems, which are not only multifunctioning and peak performing with high-quality images but also environmentally friendly and safe.

The company implements environmental activities in product development, particularly in the areas of reducing parts and components, standardizing moldings in production, and shortening development time through adopting common circuit designs and programs, while relentlessly improving on quality.

Environmental activities for systems (fiscal year ending March 31, 2005)

	Activities*5	Goal	Results	Goal/Results
Eco products	Reduction of parts in a security product (A customer-specific model in comparison of previous model)	80%	79%	○
	Reduction of parts in a digital image recording product (RecWatch MR09020 model in comparison of previous models)	84%	84%	○
	Reduction of parts in a network camera (Sureel m1011 in comparison of previous model)	30%	31%	○
	Reduction of parts in a digital image distribution product (a customer-specific model in comparison of previous model)	79%	81%	○
	Standardization of core circuits and programs (RecWatch MR-9020 and a customer-specific model)	100%	100%	○
Recycling	Standardization of moldings for a customer-specific model	100%	100%	○

Estimated reductions by reducing parts and standardizing moldings

Life cycle/ stage	Main areas of reductions
Production	Materials for products and moldings (direct materials)
	Materials used in production (indirect materials)
	Energy and resources used in production
Transportation*6	Energy (less number of parts requires less transportation needs)
Waste	Industrial wastes

*5 By reducing parts and standardizing moldings (molding plastic or metal to shape a product), the following reductions are expected (shown in the table above). Substantial part reductions have also been made possible by developing a new, multifunctional system, combining features and functions that previously were not integrated into the same system.
*6 Result only from the reduction of parts

Corporate Governance



Building a transparent, effective group structure

We believe our most significant responsibilities to shareholders and stakeholders are the establishment of a transparent framework for management oversight and the maintenance of effective corporate governance.

The MegaChips group consists of the MegaChips Corporation, a holding company, and its wholly-owned subsidiaries MegaChips LSI Solutions and MegaChips System Solutions. By conferring management autonomy on each subsidiary, we are able to expedite the groupwide decision-making process. The board of directors is currently comprised of seven members, six from MegaChips group companies and one outside director. The in-house directors, as heads of MegaChips companies, can thoroughly review each of the subsidiaries' business operations, ensuring that all operations are consistent with groupwide strategies. The presidents of the subsidiaries also serve as directors of the holding company. With its first-hand knowledge of subsidiaries' policies and procedures, the board is able to facilitate timely decision making.

In addition, the MegaChips group appoints the auditors to strengthen its management oversight. The audit function at MegaChips ensures that management policies, decision-making procedures and general conduct of senior executives conform to internal company regulations and Japanese legal conventions.

The audit function at MegaChips ensures that management policies, decision-making procedures and general conduct of senior executives conform to internal company regulations and Japanese legal conventions. The audit team consists of four members, three of whom are outside auditors. Two of the outside auditors also serve in the same capacity for our subsidiaries respectively, which helps to promote continuous oversight of business operations on a groupwide scale.

Transparency of management is further assured by our Groupwide Management Committee, which consists of the board members, directors and auditors of the holding company and subsidiaries. The Committee observes in detail all operational decisions and the manner in which they are executed, reviews business performance, and considers the efficacy of management policies.

MegaChips Corporation has entered into a consulting contract with a law firm, of which one of our outside auditors is a member. Aside from this instance, there are no personal, financial or technological relationships or any business transactions with any outside directors or other auditors, and neither with members of their immediate families nor the companies in which they serve as directors. The outside auditors have never worked within MegaChips group companies.

Our investor relations policies, which require timely disclosure to shareholders and other stakeholders of developments within our business, are a precept of management transparency. We readily make information available regarding any new development that is relevant to the group business and its management.

Compliance and risk management

MegaChips regards compliance with regulations as the central issue in management. Our own groupwide compliance guideline ensures adherence to internal company rules, social and business norms and, most important, laws and regulations in Japan. Groupwide compliance is further promoted by our Compliance Committee Office. In addition, we regularly offer employee training programs and seminars, ensuring that awareness of compliance issues spreads its roots throughout our organization. All employees perform their work within the framework of defined authority and responsibility according to regulations that are clearly articulated on the departmental level. As a final security measure, each business unit is regularly reviewed by auditors and quality assurance managers.

Management of legal risk is the province of a specialized legal team, which overseas contracts, issues relating to regulations, and all other legal matters that may arise. In the event a certain matter requires a legal decision, we will always solicit legal counsel from a lawyer retained for this purpose, thereby reducing overall risk to the MegaChips group.



Financial Section

Contents



Five-Year Summary

MegaChips Corporation.and Consolidated Subsidiaries
For the five years ended March 31

	Millions of yen except for per share amounts						Thousands of U.S.dollars (I)
	2001	2002	2003	2004 (III)	2004 (IV)	2005	2005
For the Year:							
Net sales:	¥ 53,851	¥ 36,899	¥ 29,056	¥ 25,879	¥ 25,879	¥30,122	$280,495
Customer Specific LSI (ASIC)	43,323	28,751	19,351	16,184	16,184	21,033	195,854
Application Specific LSI (ASSP)	4,107	3,715	6,047	6,640	6,640	6,021	56,070
Other LSI	615	0	39	3	3	3	27
Commercial Systems	2,232	2,351	1,593	1,614	1,614	2,379	22,154
Consumer Systems	1,114	70	447	42	42	94	878
Other Systems (II)	2,460	2,012	1,579	1,396	160	74	692
Audio Authoring (II)	—	—	—	—	1,236	518	4,820
Cost of sales	47,226	30,164	23,312	20,219	20,219	24,070	224,143
Selling, general and administrative expenses	3,319	3,891	4,003	4,151	4,151	3,879	36,117
Operating income	3,306	2,844	1,741	1,509	1,509	2,173	20,235
Net income	1,866	1,647	192	280	280	1,175	10,939
R&D expenses	1,115	1,602	1,235	1,629	1,629	1,704	15,868
LSI	553	729	738	1,197	1,197	1,487	13,849
Systems	562	873	497	432	432	217	2,019
At Year-End:							
Total assets	¥ 21,639	¥ 20,713	¥ 19,996	¥ 18,183	¥ 18,183	20,598	191,803
Shareholders' equity	14,625	16,053	15,430	15,372	15,372	16,262	151,434
Employees	193	245	255	199	199	175	175
	Yen						U.S.dollars (I)
Per share information:							
Net income - basic	¥ 75.87	¥ 67.02	¥ 7.85	¥ 10.09	¥ 10.09	¥44.73	$0.42
Net income - diluted	—	—	—	—	—	—	—
Shareholders' equity	595.04	653.14	632.95	607.49	607.49	642.13	5.98
Cash dividends	10.00	10.00	10.00	10.00	10.00	15.00	0.14
	Shares						Shares
Number of Shares issued at year end	24,661,017	24,661,017	24,661,017	25,939,217	25,939,217	25,939,217	25,939,217

I : The U.S. dollar amounts are provided solely for the convenience of the readers at the rate of ¥107.39 US$1, the rate prevailing on March 31, 2005.

II : Other Systems includes the Audio Authoring Business results in fiscal 2001 to 2004. Since Cameo Interactive Inc. took over the Audio Authoring Business from MegaChips System Solutions Inc. in April 2004, Audio Authoring is categorized as an independent segment, separated from Other Systems, for the fiscal years ended March 31, 2004 and 2005.

The MegaChips group sold Cameo Interactive Inc. to the e-frontier group on October 29, 2004. Cameo was deemed no longer a consolidated subsidiary as of October 1, 2004. Therefore, Audio Authoring for the fiscal year ended March 31, 2005 includes only its results during the first half of the fiscal year.

III : Other Systems including the Audio Authoring Business results

IV: Audio Authoring separated from Other Systems

Analysis of Sales and Financial Standing

MagaChips Corporation and its Consolidated Subsidiaries

Analysis of Business Results

Sales

In the fiscal year that ended March 31, 2005 (fiscal 2005), the Japanese economy showed moderate recovery, encouraged by improved corporate revenues and consumer spending. The market for digital appliances and cellular phones outpaced the economy, and consumer response was stimulated development and introduction of new products.

The total market for electronics, however, grew only marginally over the prior year, despite dynamic growth in the sub-market for cellular phones and such digital consumer appliances as TVs, cameras, and DVD players/recorders.

Against this backdrop, the MegaChips group placed emphasis on bolstering its mainstay business of customer-specific LSIs (ASICs), primarily supplied to game-makers. At the same time, by fully utilizing our unique set of technologies in image and audio compression/decompression, and communication processing, we stepped up development and sales efforts in two other business areas: application-specific LSIs (ASSPs) developed for digital cameras, cellular phones, and other devices; and unique systems products incorporating our cutting-edge LSI technology.

Thanks to the rapid popularization of digitized photos, video and audio, and the growing prevalence of broadband networks and third-generation (3G) cellular phones, the MegaChips group enjoyed further expansion of market opportunities in information communications. In addition to introducing new system LSI products for expanding market sectors such as high-performance digital cameras and 3G cellular phones, we aggressively pursued further growth by developing and marketing digital image-recording and transmission systems for security monitoring and other original systems products.

As a result, MegaChips' consolidated sales rose 16.4 percent from fiscal 2004 to ¥30,122 million.

Sales by Segment

LSI Business

Sales of customer-specific LSIs (ASICs) climbed 30.0 percent to ¥21,033 million. The increase is mainly attributable to steady growth of LSIs for game software storage (Custom Mask ROMs) throughout the year. Demand for Custom Mask ROMs for a new handheld game model grew during the second half of fiscal 2005, which also contributed to the sales increase of ASICs.

By contrast, sales of application-specific LSIs (ASSPs) fell 9.3 percent from a year earlier to ¥6,021 million, primarily on account of a drop in demand for LSIs for cellular phones during the second half of fiscal 2005. Although demand for LSIs for digital cameras grew steadily all year, and LSIs for 3G cellular phones, which process images, audio and communications, also showed a strong growth in the first half of the year, these positive factors could not completely offset the drop in the second half year.

Consolidated sales for the LSI Business unit, which includes sales of standard LSIs manufactured by a contractor, increased to ¥27,057 million, up 18.5 percent from the prior year.

Systems Business

Sales of Commercial Systems posted a healthy increase of 47.4 percent to ¥2,379 million, reflecting the positive effects of new product introductions, as well as a recovery of demand in digital image recording and transmission systems for security monitoring. That recovery was supported by a rebound in corporate capital investment.

Net Sales



0
15,000
30,000
45,000
60,000
2001
53,851
2002
36,899
2003
29,056
2004
25,879
2005
30,122

Net Sales by LSI Business



Customer Specific LSI (ASIC)
Application Specific LSI (ASSP)
Other LSI
0
10,000
20,000
30,000
40,000
2004
22,827
16,184
6,640
3
2005
27,057
21,033
6,021
3

Net Sales by Systems Business



Commercial Systems
Consumer Systems
Other Systems
0
1,000
2,000
3,000
4,000
2004
1,816
1,614
160
42
2005
2,547
2,379
94
74

Analysis of Sales and Financial Standing

MagaChips Corporation and its Consolidated Subsidiaries

Sales of Consumer Systems rose 123.2 percent to ¥94 million, thanks to a new network camera that MegaChips introduced during the second half of the year.

Consolidated sales for the Systems Business, including Others (system integration, solution services, etc.), increased 40.3 percent from a year earlier to ¥2,547 million.

Audio Authoring Business

Due to the selling of Cameo Interactive, Ltd. to the e-frontier group, Audio Authoring Business results are not consolidated into the second half-year performance. Sales recorded in the first half of the year amounted to ¥518 million, a 58.1 percent drop from a year earlier.

Geographical Sales Breakdown

A geographical breakdown of sales is not included in this report, because sales in Japan constituted more than 90 percent of overall sales.

Costs of Sales, SGA and Operating Income

During fiscal 2005, the cost of sales totaled ¥24,070 million, while the cost-to-sales ratio came to 79.9 percent, up 1.8 percentage points from the previous year, mainly due to the softened demand for low cost-to-sales ASSPs. Gross profits on sales rose 6.9 percent to ¥6,052 million, owing to the increase in total sales.

Selling, general, and administrative (SGA) expenses during fiscal 2005 totaled ¥3,879 million, a 6.6 percent decrease of ¥273 million from a year earlier, as a result of groupwide profitability improvement and efficient distribution of management resources under the holding company system. R&D expenditures rose to ¥1,704 million, a 4.6 percent increase, reflecting aggressive R&D investment as a R&D-focused, fabless company. On the other hand, labor costs, comprising salaries and bonuses, declined 7.0 percent to ¥1,035 million, contributing to the overall decrease in SGA.

Consequently, consolidated operating income for fiscal 2005 totaled ¥2,173 million, a 44.0 percent jump from the prior year.

Operating Income by Segment

Consolidated operating income for LSI Business operations fell 24.5 percent to ¥2,669 million, despite sales increases in this segment. Although ASSPs for image-, audio- and communication processing in the 3G cellular phone experienced softened demand, ASICs for games (Custom Mask ROMs) and one-chip LSIs for digital cameras experienced brisk sales. The decrease in operating income, however, is due partly to increased R&D investments for accelerating product development, as well as to rational allocation of general administrative expenses to this segment. After the group shifted to the holding company system in April 2004, such segment-by-segment allocations were made possible.

The Systems Business posted an operating loss of ¥456 million, ¥490 million less than the prior year's loss. This substantial improvement is attributable to the sales increases in this segment, particularly the healthy demand for digital image-recording and transmission systems for security monitoring, and to cost reductions. By reducing fixed costs and pursuing efficiency through our selection and concentration policy, the increase in operating expenses allocated to this segment was effectively offset. MegaChips continues its efforts to set this business unit on the road to profitability by concentrating resources and expanding sales in profitable product areas, and improving profit margins through cost reductions.

Due to the selling of Cameo Interactive, Ltd. to the e-frontier group, Audio Authoring Business results are not consolidated into the second half-year performance. During the first half of the year, the Audio Authoring Business posted an operating loss of ¥85 million, owing to a decline in sales because of sluggish demand in

Net Sales by Audio Authoring Business


2004
1,236
2005
518

Operating Income


2001
3,306
2002
2,844
2003
1,741
2004
1,509
2005
2,173

Operating Income to Sales


2001
6.1
2002
7.7
2003
6.0
2004
5.8
2005
7.2

Japan for music production and editing software targeting at educational markets and music fans.

Net Income Before Taxes

Consolidated operating income climbed 44.0 percent to ¥2,173 million. Thanks to a decrease of ¥426 million in loss from disposition of system products, income before taxes amounted to ¥2,018 million, a whopping 141.7 percent increase from the prior year.

Net Income

Income taxes, including corporate income tax, enterprise tax and inhabitant taxes, totaled ¥1,348 million, up 826.5 percent from the previous year. Adjusted corporate income taxes for this year was minus ¥505 million, as a result of applying deferred tax accounting, following the selling of Cameo Interactive Ltd. to the e-frontier group. Adjusted corporate taxes totaled ¥732 million a year earlier.

As a result, after-tax net income climbed 318.9 percent from the previous year to ¥1,175 million.

High Liquidity and Outstanding Reserves

Cash Flow

Cash and cash equivalents in fiscal 2005 decreased ¥3,719 million to ¥8,015 million on account primarily of an increase of ¥5,925 million in accounts receivable, although before tax net income rose 141.7 percent to ¥2,018 million.

Net cash used by operating activities came to ¥3,068 million compared to ¥6,174 million net cash provided by operating activities a year earlier. The change was due mainly to an increase of ¥5,925 million in accounts receivable, despite the before tax net income of ¥2,018 million. Accounts receivable were partly liquidated during the previous year, which contributed to the surge in net cast, while this year any liquidation was not undertaken.

Net cash used by investment activities totaled ¥400 million, reflecting such items as ¥500 million of payments for time deposits and ¥208 million in proceeds from the sale of a subsidiary. Cash provided by investment activities was ¥141 million last year.

Consequently, the group posted negative free cash flow of ¥3,469 million, the sum of net cash from operating activities and investment activities. Free cash flow a year earlier totaled ¥6,315 million.

Net cash outflow from financing activities totaled ¥252 million, down ¥456 million from a year earlier. The principal contributions to this sum included dividend payments of ¥251 million.

Financial Policy

During fiscal 2005 the MegaChips group avoided incurring additional debt from short- or long-term loans, or the issuance of convertible bonds. Instead, groupwide reserves were used when working capital and capital investments were needed.

The MegaChips group plans to continue using internal reserves to working capital and capital investments required for corporate growth, in view of its healthy asset balance, financial position, and

Net Income


2001
1,866
2002
1,647
2003
192
2004
280
2005
1,175

Net Income Per Share


2001
75.87
2002
67.02
2003
7.85
2004
10.09
2005
44.73

Free Cash Flow


2001
1,587
2002
5,060
2003
1,227
2004
6,315
2005
-3,469

cash flow. The company is also confident of its ability to raise sufficient funds for large investments through the liquidation of accounts receivable and other assets, equity financing, and bank loans.

Financial Position

Total assets on a consolidated basis stood at ¥20,598 million at the end of fiscal 2005, an increase of ¥2,414 million from the year-earlier period. Liquid assets, consisting mainly of cash and cash equivalents, notes, and accounts receivable and inventories, rose by ¥1,999 million, to ¥18,871 million. Cash and cash equivalents declined ¥3,719 million, while notes and accounts receivable increased by ¥5,819 million. These changes are mainly attributable to the fact that the liquidation of accounts receivable was not undertaken this year, while a partial liquidation took place last year to improve the liquidity level of the holding company.

Current assets represent 91.6 percent of the company's total assets; this extremely high level of liquidity is the greatest strength of the MegaChips balance sheet. The current ratio of liquid assets to liabilities stood at 4.401 to 1 at the end of fiscal 2005.

Quick assets, calculated by deducting inventories of ¥628 million from total liquid assets, stood at ¥18,243 million at year-end, representing 88.6 percent of total assets. The extremely liquid character of MegaChips' asset base reflects its posture as a fabless company, which eliminates the need to hold long-term fixed assets in the form of production facilities. Operating under the holding company system, MegaChips will continue to pursue a financial strategy of maintaining high liquidity and a healthy balance sheet.

On the other side of the balance sheet, total liabilities rose ¥1,524 million from a year earlier, to ¥4,336 million. The main components were ¥2,241 million in trade accounts payable, chiefly to LSI manufacturers on consignment, and ¥1,385 million in income taxes payable. The jump in total liabilities reflects a ¥1,379 million increase in income taxes payable from last year.

Total shareholders' equity climbed ¥891 million from the previous year, to ¥16,262 million. This increase was largely attributable to a ¥893 million increase in retained earnings. As a result, the equity-to-assets ratio at year-end was 79 percent.

Research and Development, Patents and Other Intellectual Property Rights

The MegaChips group believes its R&D activities are one of the most important strategic management issues, and nearly half of its employees are engaged in R&D work directly or indirectly. R&D expenses during fiscal 2005 increased 4.6 percent to ¥1,704 million from the previous year.

R&D work for the LSI Business was concentrated in the area of basic research and technology development for compression algorithms and architectures, including those for digital camera

Share Holders' Equity



2001
14,625
2002
16,053
2003
15,430
2004
15,372
2005
16,262

Total Assets



2001
21,639
2002
20,713
2003
19,996
2004
18,183
2005
20,598

ROE



2001
13.3
2002
10.7
2003
1.2
2004
1.8
2005
7.4

image processing, as well as such next generation standards as H.264 decoding and encoding and OFDM (orthogonal frequency division multiplexing technology). In addition, its product development work included system LSIs for games, rich-media processors for cellular phones and PDAs, as well as OFDM demodulation LSIs to be used for Japan's terrestrial digital broadcasting and all-in-one chips for digital cameras that enable high-speed image processing. R&D investments made in the LSI Business rose 24.3 percent to ¥1,487 million.

The Systems Business emphasized commercialization of high-performance security monitoring systems, which incorporate new types of LSI devices for efficient image compression and decompression. It also developed a new network camera for consumer markets, which is easy to use, priced reasonably and compatible with cellular phone network environments. R&D investments in this segment amounted to ¥217 million, a 49.8 percent increase from a year earlier.

MagaChips has placed strategic emphasis on intellectual property protection by acquiring patents, trademarks and industrial property rights. During fiscal 2005, 5 patent rights were acquired in the LSI Business, while applications were submitted for an additional 38 patents. In addition, 6 systems-related patents were acquired, and applications for an additional 23 patents were filed in the Systems Business. At the fiscal year-end, MagaChips owned or had applied for a total of 526 intellectual property rights: 276 in the LSI Business, and 250 in the Systems Business.

LSI Business

Industrial Property Rights

(As of March 31, 2005)

	Patents	Utility Model Rights	Trademarks	IC Design Rights	Total
Acquired	84	3	3	2	92
Applied for	184	–	–	–	184
Total	268	3	3	2	276

Patents by Country

(As of March 31, 2005)

	Japan	USA	Taiwan	China (including Hong Kong)	Korea	EU	Other	Total
Acquired	39	33	5	2	4	1	–	84
Applied for	159	24	–	–	–	1	–	184
Total	198	57	5	2	4	2	–	268

Systems Business

Industrial Property Rights

(As of March 31, 2005)

	Patents	Utility Model Rights	Trademarks	IC Design Rights	Total
Acquired	22	1	50	–	73
Applied for	175	–	2	–	177
Total	197	1	52	–	250

Patents by Country

(As of March 31, 2005)

	Japan	USA	Taiwan	China (including Hong Kong)	Korea	EU	Other	Total
Acquired	17	2	1	2	–	–	–	22
Applied for	174	–	–	–	1	–	–	175
Total	191	2	1	2	1	–	–	197

ROA



2001
2002
2003
2004
2005
8.7
7.8
0.9
1.5
6.1

R&D Expenses



LSI Business
Systems Business
2001
2002
2003
2004
2005
1,115
553
562
1,602
729
873
1,235
738
497
1,629
1,197
432
1,704
1,487
217

Cautionary Statement on Risks

The items described below indicate risks on operations and others at the Megachips group, which may adversely affect its business performance, stock price and financial condition. They may contain forward-looking statements with respect to certain future events and performance, reflecting its management's current views and assumptions as of June 24, 2005.

(1) Dependence on specific customers and contractors

a) Customers

Sales of LSIs for game software storage (Custom Mask ROMs) and other devices to Nintendo Co., Ltd. represent a high percentage of total sales for the MegaChips group. In fiscal 2005, sales to Nintendo totaled ¥22,201 million, representing 73.7 percent of our total sales. Therefore, the group's sales will likely be affected by sales of Nintendo games and game software, which incorporate MegaChips products, as well as Nintendo's decisions on the use of MegaChips products.

b) Manufacturing contractors

The MegaChips group follows the fabless business model, which provides for our focusing on R&D and contracting out production. This model has helped us grow unfettered by large capital investment needs, while we concentrate on developing original technologies and incorporating them into new products that match customers' needs. Production is contracted out to companies based both in Japan and overseas. Our largest contractor is Taiwan-based Macronix International Co., Ltd., which produces game software storage (Custom Mask ROMs) and other LSIs for Nintendo game consoles and peripherals. In the event that Macronix were forced to discontinue production, our business results may be negatively affected.

We have concluded contracts with Nintendo and Macronix, detailing manufacturing outsourcing arrangements among the three companies. We are determined to maintain close and effective relations with both companies to ensure a stable supply of our products.

(2) Operations

a) Risks in the LSI Business

Since the production of system LSIs is carried out by contracted chip manufacturers, purchase volumes and prices are affected by market demand and supply. Volumes and prices may differ from those projected in our plans.

Our LSI products are used in advanced digital appliances and devices, which are generally susceptible to keen competition and shifting markets. Demand for our LSI products is, therefore, susceptible to market fluctuations. Given the rapid pace of technological innovation in this field, it is impossible to ensure that our LSI products will continue to be competitive among the target customers.

b) Risks in the System Business

We offer systems products such as digital image recording and transmission systems for security monitoring, and consumer products that utilize broadband networks.

Demand for security monitoring systems is dependent on capital investment in the security management and monitoring industries, which consequently affects our group's business performance.

Groupwide efforts are made to excel in technologies enabling high-quality, high-resolution digitalization, and to develop new formats for efficient image compression/decompression. We also plan to maintain competitiveness by offering image systems that are optimized for customers' business operations. However, performance in the Systems Business may be affected by radical technological innovations and products introduced by our competitors, along with new services.

While MegaChips continually pursues new business opportunities by studying and launching new systems, there may be uncertainties relating to the market's readiness for such products. The group performance may be negatively impacted, in case sales of new systems fall short of forecasted sales.

c) Risks relating to strategic investments

In May, 2005 the MegaChips group concluded a strategic business alliance agreement with Macronix International Co., Ltd. to further expand cooperation in the Asia Pacific region, particularly in such growing markets as China. We also purchased common stock of Macronix through our investment subsidiary in Taiwan and will send a director to Macronix – a move to help establish closer relations in human and financial areas and further mutual growth.

Overseas markets operate under local laws and regulations, and business practices are also different from the Japanese market. Unexpected events, deriving from such differences, may arise that may negatively affect our business results and financial position.

In addition, we plan to pursue other business alliances, including capital tie-up, to accelerate the growth of the LSI Business and Systems Business. Although our plans call for business expansion and benefits derived from building complementary relationships among our operations, results may not be as estimated.

d) R&D

The group's competitiveness is based on originating specialized products for specific customers and specific applications in the growing markets for digitized images, voice, music and communications, and on concentrating management resources on R&D activities to develop the most advanced technologies and products.

We have confidence in our ability to continue offering innovative, attractive products. Yet the rapid pace of technological progress may produce drastic changes in demands for products and services that we have not been able to anticipate. In that event, we may not be able to swiftly come up with technological innovations, or huge R&D investments may be required to adapt to these altered conditions. Those technological and financial demands may affect our business performance.

e) Hiring

It is essential to hire and retain talented engineers who can enhance our capabilities in image, voice, music and communications technology. Our human resources systems have been designed to meet that challenge, and our success in maintaining outstanding development capabilities has been key to the group's business growth. However, in the event that seasoned engineers leave the company or qualified new hires are difficult to find, groupwide competitiveness may be weakened.

(3) Intellectual property rights

As an R&D-focused fabless company, we recognize that protection of intellectual property rights is an important management issue. We continually apply for and register patents, trademarks and other rights to protect our products and services, while conducting rigorous research to prevent infringements of the intellectual property rights claimed by other companies. These groupwide activities have been strengthened, with the assistance of patent services firms.

However, we cannot guarantee that all our applications for patents and trademarks will be granted. And since it is impossible to uncover all the applications for intellectual property rights that other companies have filed for emerging technologies, we may unknowingly violate such rights, and find ourselves involved in litigation. In that event, our business may be affected.

As of June 24, 2005, there were no pending lawsuits against MegaChips relating to intellectual property rights.

Consolidated Balance Sheets

MegaChips Corporation and its Consolidated Subsidiaries
March 31, 2004 and 2005

ASSETS	in thousands 2005	in thousands 2004	in thousands (Note1) 2005
Current assets :			
Cash and cash equivalents	¥ 8,015,261	¥ 11,734,447	$ 74,637
Receivables			
Trade			
Notes	88,047	65,265	820
Accounts	9,369,968	3,573,813	87,252
Other	12,258	60,253	114
Allowance for doubtful receivables	(1,627)	(1,805)	(15)
Inventories (Note 5)	628,318	1,203,521	5,851
Deferred income taxes (Note 9)	262,027	61,885	2,440
Other current assets	497,390	175,132	4,631
Total current assets	18,871,642	16,872,511	175,730
Investments and other assets :			
Investment securities (Note 3)	168,688	194,241	1,571
Investments in unconsolidated subsidiaries and affiliates (Note 3)	28,488	58,536	265
Long-term prepaid expenses	134,585	170,506	1,253
Long-term deposits	500,000	—	4,656
Guarantee deposits	263,656	265,623	2,455
Deferred income taxes (Note 9)	281,854	—	2,625
Other investments	20,346	36,201	189
Allowance for doubtful receivables	(2,846)	(18,691)	(26)
Total investments and other assets :	1,394,771	706,416	12,988
Property and equipment :			
Land	—	104,677	—
Buildings	175,896	430,030	1,638
Tools, furnitures and fixtures	135,864	131,949	1,265
	311,760	666,656	2,903
Less-accumulated depreciation	(149,986)	(285,871)	(1,396)
Total property and equipment	161,774	380,785	1,507
Intangible assets (Note 6):	169,502	223,483	1,578
Total assets	¥ 20,597,689	¥ 18,183,195	$ 191,803

The accompanying notes to the consolidated financial statements are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	in thousands 2005	in thousands 2004	in thousands (Note1) 2005
Current liabilities :			
Payables:			
Trade	¥ 2,240,761	¥ 2,013,337	$ 20,866
Construction	8,950	4,494	83
Other	345,691	458,075	3,219
Accrued expenses	235,467	208,561	2,193
Income taxes payable (Note 9)	1,385,469	6,055	12,901
Advances received	9,975	887	93
Other	61,740	25,405	575
Total current liabilities	4,288,053	2,716,814	39,930
Long-term liabilities :			
Deferred income taxes (Note 9)	—	24,609	—
Other	47,157	70,086	439
Total liabilities	4,335,210	2,811,509	40,369
Shareholders' equity (Note 10) :			
Common stock			
Authorized - 40,000,000 shares			
Issued - 25,939,217 shares	4,840,313	4,840,313	45,072
Capital surplus	6,181,300	6,181,300	57,559
Retained earnings	6,543,168	5,650,019	60,929
Net unrealized gains on securities	819	2,835	8
Treasury stock, at cost			
(683,176 shares in 2004 and 683,493 shares in 2005)	(1,303,121)	(1,302,781)	(12,134)
Total shareholders' equity	16,262,479	15,371,686	151,434
Total liabilities and shareholders' equity	¥ 20,597,689	¥ 18,183,195	$ 191,803

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31, 2004 and 2005

	in thousands		in thousands (Note1)
	2005	2004	2005
Net sales	¥ 30,122,391	¥ 25,878,984	$ 280,495
Cost of sales	24,070,739	20,218,952	224,143
Gross profit	6,051,652	5,660,032	56,352
Selling, general and administrative expenses (Note 8)	3,878,621	4,151,454	36,117
Operating income	2,173,031	1,508,578	20,235
Other *income (expenses):*			
Interest and dividend income	2,260	202	21
Interest expense	—	(2,195)	—
Other, net (Note 13)	(157,152)	(671,772)	(1,463)
	(154,892)	(673,765)	(1,442)
Income before income taxes and minority interests	2,018,139	834,813	18,793
Income taxes (Note 9) :			
Current	1,348,685	145,567	12,559
Deferred	(505,306)	731,594	(4,705)
Total income taxes	843,379	877,161	7,854
Minority interests in consolidated subsidiaries	—	(322,778)	—
Net income	¥ 1,174,760	¥ 280,430	$ 10,939

Amounts per share	(Yen)		U.S. dollars (Note 1)
Net income - basic	¥ 44.73	¥ 10.09	$ 0.42
Cash dividends	15.00	10.00	0.14

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31, 2004 and 2005

	(in thousands)							
	Number of shares of common stock issued	Common stock	Capital surplus	Retained earnings	Net unrealized gains (losses) on securities	Foreign currency translation adjustments	Treasury stock,at cost	Total
Balance at March 31, 2003	24,661,017	¥ 4,840,313	¥ 5,936,081	¥ 5,549,740	¥ (2)	¥ (8,514)	¥ (887,338)	¥ 15,430,280
Net income				280,430				280,430
Net increase in unrealized gains on securities					2,837			2,837
Increase in treasury stock, net							(415,443)	(415,443)
Cash dividends paid - ¥10.00 per share				(243,781)				(243,781)
Foreign currency translation adjustments						8,514		8,514
Increase due to a subsidiary excluded from consolidation				63,630				63,630
New shares issued in exchange for a subsidiary's stock	1,278,200		245,219					245,219
Balance at March 31, 2004	25,939,217	4,840,313	6,181,300	5,650,019	2,835	—	(1,302,781)	15,371,686
Net income				**1,174,760**				**1,174,760**
Net decrease in unrealized gains on securities					**(2,016)**			**(2,016)**
Increase in treasury stock, net							**(340)**	**(340)**
Cash dividends paid - ¥10.00 per share				**(252,561)**				**(252,561)**
Bonuses to directors and statutory auditors				**(29,000)**				**(29,000)**
Loss on disposal of treasury stock				**(50)**				**(50)**
Balance at March 31, 2005	**25,939,217**	**¥ 4,840,313**	**¥ 6,181,300**	**¥ 6,543,168**	**¥ 819**	**¥ —**	**¥ (1,303,121)**	**¥ 16,262,479**

	Thousands of U.S. dollars (Note 1)						
	Common stock	Capital surplus	Retained earnings	Net unrealized gains (losses) on securities	Foreign currency translation adjustments	Treasury stock,at cost	Total
Balance at March 31, 2004	$ 45,072	$ 57,559	$ 52,612	$ 27	$ —	$ (12,131)	$ 143,139
Net income			**10,939**				**10,939**
Net decrease in unrealized gains on securities				**(19)**			**(19)**
Increase in treasury stock, net						**(3)**	**(3)**
Cash dividends paid - $ 0.09 per share			**(2,352)**				**(2,352)**
Bonuses to directors and statutory auditors			**(270)**				**(270)**
Loss on disposal of treasury stock			**—**				**—**
Balance at March 31, 2005	**$ 45,072**	**$ 57,559**	**$ 60,929**	**$ 8**	**$ —**	**$ (12,134)**	**$ 151,434**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31, 2004 and 2005

	in thousands		in thousands (Note 1)
	2005	2004	2005
Cash flows from operating activities :			
Income before income taxes and minority interests	¥ 2,018,139	¥ 834,813	$ 18,793
Adjustments for :			
Depreciation and amortization	224,194	277,522	2,088
Loss on disposal of fixed assets	1,468	46,511	14
Loss on sales of fixed assets	30,340	2,788	283
Gain on sales of fixed assets	(11,132)	—	(104)
Increase (decrease) in allowance for doubtful receivables	(6,224)	20,372	(58)
Increase (decrease) in accrued for employees' bonuses	30,297	(6,794)	282
Interest and dividend income	(2,260)	(202)	(21)
Loss on investments in partnerships	7,533	22,882	70
Interest expense	—	2,195	—
Loss on write-down of investments in affiliates	—	32,511	—
Gain on sales of investment securities	(17,731)	(30,648)	(165)
Gain on liquidation of a subsidiary	—	(11,307)	—
Loss on disposal of system products	13,445	212,630	125
Change in assets and liabilities:			
Decrease (increase) in			
Receivables (trade)	(5,924,757)	4,363,965	(55,171)
Inventories	468,098	1,500,172	4,359
Other current assets	(224,394)	190,620	(2,090)
Increase (decrease) in			
Payables (trade)	262,976	(1,013,787)	2,449
Other current liabilities	(22,599)	232,541	(211)
Other long-term liabilities	—	22,883	—
Bonuses paid to directors and statutory auditors	(29,000)	—	(270)
Other, net	62,135	18,936	579
	(3,119,472)	6,718,603	(29,048)
Interest and dividends received	1,809	202	17
Interest paid	—	(2,195)	—
Income taxes refunded (paid)	49,326	(542,303)	459
Net cash provided by (used in) operating activities	(3,068,337)	6,174,307	(28,572)
Cash flows from investing activities :			
Increase in time deposits	(500,000)	—	(4,656)
Purchases of investment securities	(15,000)	—	(140)
Proceeds from sales of investment securities	36,231	106,255	337
Purchases of investments in unconsolidated subsidiaries	—	(20,048)	—
Proceeds from liquidation of a subsidiary	—	130,905	—
Proceeds from sales of investments in a subsidiary	207,692	—	1,934
Proceeds from investments in partnerships	12,611	2,332	118
Purchases of property and equipment	(40,778)	(22,968)	(380)
Proceeds from sales of property and equipment	1,300	1,180	12
Purchases of intangible assets	(50,700)	(82,685)	(472)
Proceeds from sales of intangible assets	11,372	40	106
Payments for long-term prepaid expenses	(88,795)	(74,678)	(827)
Payments for guarantee deposits	(1,367)	(3,552)	(13)
Refunds of guarantee deposits	1,767	104,161	17
Payments for loans receivable	(377,250)	—	(3,513)
Collection of loans receivable	402,601	—	3,749
Net cash provided by (used in) investing activities	(400,316)	140,942	(3,728)
Cash flows from financing activities :			
Net decrease in short-term debt	—	(50,000)	—
Net increase in treasury stock	(390)	(415,443)	(3)
Cash dividends paid	(251,158)	(242,436)	(2,339)
Net cash used in financing activities	(251,548)	(707,879)	(2,342)
Effect of exchange rate changes on cash and cash equivalents	1,015	(10,088)	10
Net increase (decrease) in cash and cash equivalents	(3,719,186)	5,597,282	(34,632)
Cash and cash equivalents at beginning of year	11,734,447	6,337,127	109,269
Decrease in cash and cash equivalents by exclusion from consolidation	—	(199,962)	—
Cash and cash equivalents at end of year	¥ 8,015,261	¥ 11,734,447	$ 74,637

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the Consolidated Financial Statements

MegaChips Corporation and its Consolidated Subsidiaries

1. Basis of presenting consolidated financial statements

MegaChips Corporation (the "Company") and its consolidated subsidiaries maintain their official accounting records in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan.

Certain accounting principles generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2005, which was ¥107.39 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The Company and its consolidated subsidiaries did not adopt early the new Japanese accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council of Japan on August 9, 2002) and the implementation guidance for accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard is required to be adopted in periods beginning on or after April 1, 2005. The Company does not believe that adoption of this standard will have a material impact on its financial statements.

Certain 2004 consolidated financial statement items have been reclassified to conform to the presentation for 2005.

2. Significant accounting policies

(1) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and two (one in 2004) significant subsidiaries (the "Companies"), over which the Company has power of control through substantial ownership or existence of certain conditions evidencing control by the Company.

As of March 31, 2005, the Company newly consolidated 2 subsidiaries, MegaChips LSI Solutions Inc. which was established by a spin off from the Company and Cameo Interactive, Ltd. , which was established by a spin off from a subsidiary.

In addition, the Company sold Cameo Interactive, Ltd., in October, 2004 and it is no longer included in consolidation from then on.

Investments in unconsolidated subsidiaries and affiliates are recorded at cost and not accounted for under the equity method because they are insignificant.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries. All significant intercompany transactions and accounts have been eliminated. The difference between the cost of investments and equity in their net assets at dates of acquisition is amortized over five years.

(2) Cash and cash equivalents

Cash on hand, readily-available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase that present insignificant risk of changes in value are considered to be cash and cash equivalents.

(3) Allowance for doubtful receivables

The Companies provided the allowance for doubtful receivables principally at an amount computed based on the actual ratio of bad debts in the past plus the estimated uncollectible amounts based on the analysis of certain individual receivables.

(4) Inventories

Work-in-process is stated at cost determined by the specific identification method. Other inventories are mainly stated at cost determined by the gross average method.

With regard to inventories that are stated at cost, when there has been a persistent significant decline in value, the Companies have written down the value of such inventories.

(5) Securities and investments

Equity securities issued by unconsolidated subsidiaries and affiliates are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value, and unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains or losses on sale of such securities are computed using moving-average cost.
Available-for-sale securities with no available fair market value are stated at moving-average cost.

Investments in business partnerships are stated at cost increased by earnings and decreased by losses and distributions and included in investment securities.

If the market value of equity securities issued by unconsolidated subsidiaries and affiliates, and available-for-sale securities (including investments in business partnerships) declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by unconsolidated subsidiaries and affiliates, and available-for-sale securities is not readily available, such securities should be written down to net asset value in the event net asset value declines significantly. Unrealized losses on these securities are reported in the income statement.

Golf-club memberships are stated at cost. If the market values of golf-club memberships decline significantly, such memberships are stated at fair market value and the difference between fair market

value and the carrying amount is recognized as loss in the period of the decline. If the fair market values of golf-club memberships are not readily available, such memberships should be written down to substantial value in the event they decline significantly.

(6) Property and equipment
Property and equipment are stated at cost. Depreciation is computed principally on the declining-balance method based on their estimated useful lives.

The principle estimated useful lives are as follows:

Buildings	3 ~ 47 years
Other	2 ~ 20 years

(7) Intangible assets
Capitalized costs of internal use software are amortized on the straight-line method over estimated useful lives of mainly 5 years.

Capitalized costs of producing product masters to be sold are amortized on the straight-line method over the estimated period of future sales of mainly 3 years.

Amortization of other intangible assets is computed on the straight-line method.

(8) Long-term prepaid expenses
Long-term prepaid expenses are amortized on the straight-line method.

Certain post-development stage expenses related to the initial mass production of new products, except for costs of producing product masters to be sold, are amortized on the straight-line method over the estimated period of future sales of 3 years.

(9) Deferred assets
Stock issue expenses and inaugural expenses are charged to income as incurred.

(10) Bonuses
Accrued bonus liabilities for employees as of the balance sheet date are based on the estimated amounts to be paid in the future. Bonuses to directors and statutory auditors, which are subject to approval at the general shareholders' meeting, are accounted for as an appropriation of retained earnings.

(11) Income taxes
Income taxes comprise corporation tax, prefectural and municipal inhabitants' taxes and enterprise tax.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are also recognized for tax loss carry-forwards, net of a valuation allowance.

(12) Translation of foreign currencies
All receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rates.

(13) Finance leases
Finance leases which do not transfer ownership are accounted for in the same manner as operating leases in accordance with generally accepted accounting principles in Japan.

(14) Per share amounts of net income and cash dividends
The computation of net income per share shown in the consolidated statements of income is based upon the weighted average number of issued shares outstanding during each period.

The per share amount of cash dividends represents dividends declared as applicable to the year.

Diluted net income per share is not disclosed because there are no dilutive stock options at March 31, 2004 and 2005.

3. Securities

(1) The following tables summarize cost, carrying amount which is fair value, unrealized gains and losses of equity securities classified as available-for-sale securities for which fair values are available at March 31, 2004 and 2005:

a. Securities with unrealized gains:

Equity securities	in thousands		in thousands
	2005	2004	2005
Cost	¥ 931	¥ 4,472	$ 9
Carrying amount	973	10,204	9
Unrealized gains	¥ 42	¥ 5,732	$ —

b. Securities with unrealized losses:

Equity securities	in thousands		in thousands
	2005	2004	2005
Cost	¥ —	¥ —	$ —
Carrying amount	—	—	—
Unrealized losses	¥ —	¥ —	$ —

(2) Total sales of available-for-sale securities for the years ended March 31, 2004 and 2005 are as follows:

	in thousands		in thousands
	2005	2004	2005
Amount of sales	¥ 36,231	¥ 106,255	$ 337
Total gain on sales	17,731	32,117	165
Total loss on sales	—	1,469	—

(3) The following table summarizes book values of securities with no available fair values at March 31, 2004 and 2005:

	in thousands		in thousands
	2005	2004	2005
Available-for-sale securities:			
Non-listed equity securities	¥166,998	¥ 172,642	$ 1,555
Non-listed foreign bonds	3,569	4,413	33
Other	2,806	1,332	26
Investments in unconsolidated subsidiaries and affiliates:			
Non-listed equity securities	28,488	58,536	265

The above table includes securities which are included in investments in business partnerships.

4. Derivative transactions

The Companies do not use derivative transactions.

5. Inventories

Inventories at March 31, 2004 and 2005 consisted of the following:

	in thousands		in thousands
	2005	2004	2005
Merchandise	¥ —	¥ 183,327	$ —
Finished products	350,323	663,105	3,262
Semi-finished products	—	108,704	—
Raw materials	130,464	156,551	1,215
Work-in-process	146,319	88,694	1,363
Supplies	1,212	3,140	11
Total	¥ 628,318	¥ 1,203,521	$ 5,851

Due to restructuring of the Companies, inventories included in Semi-finished products in the prior year are included in Finished products at March 31, 2005.

6. Intangible assets

Intangible assets at March 31, 2004 and 2005 consisted of the following:

	in thousands		in thousands
	2005	2004	2005
Computer software	¥ 166,727	¥ 220,064	$ 1,552
Other	2,775	3,419	26
Total	¥ 169,502	¥ 223,483	$ 1,578

7. Leases

Non-capitalized finance leases

At March 31, 2004 and 2005 non-capitalized finance leases were as follows:

	in thousands		in thousands
	2005	2004	2005
Equipment, at cost as if capitalized	¥ 20,969	¥ 38,914	$ 195
Intangible assets, at cost as if capitalized	3,222	12,784	30
Less - accumulated depreciation	(17,461)	(33,942)	(162)
Total	¥ 6,730	¥ 17,756	$ 63

The above "as if capitalized" depreciation is calculated on the straight-line method over lease terms. Lease payments, including financing charges, under non-capitalized finance leases for the years ended March 31, 2004 and 2005 were ¥68,442 thousand and ¥38,755 thousand ($ 361 thousand), respectively. If the above finance leases were capitalized, depreciation of ¥31,511 thousand and ¥27,152 thousand ($ 253 thousand) and interest of ¥2,174 thousand and ¥1,297 thousand ($ 12 thousand) would have been recorded for the years ended March 31, 2004 and 2005, respectively.

Obligations under non-capitalized finance leases, excluding the imputed interest portion, at March 31, 2004 and 2005 were as follows:

	in thousands		in thousands
	2005	2004	2005
Due within one year	¥ 7,836	¥ 18,543	$ 73
Due after one year	2,029	12,389	19
Total	¥ 9,865	¥ 30,932	$ 92

8. Research and development expenses

Research and development expenses are charged to income when incurred, such expenses by business category for the years ended March 31, 2004 and 2005 were as follows:

	in thousands		*in thousands*
	2005	2004	2005
LSI	¥ 1,487,234	¥ 1,196,675	$ 13,849
System	216,877	432,029	2,019
Total	¥ 1,704,111	¥ 1,628,704	$ 15,868

9. Income taxes

The Companies are subject to a number of taxes based on income, which, in the aggregate, indicate a statutory rate in Japan of approximately 42% for the year ended March 31, 2004 and approximately 41% for the year ended March 31, 2005.

(1) Significant components of the Companies' deferred tax assets and liabilities as of March 31, 2004 and 2005 were as follows:

	in thousands		in thousands
	2005	2004	2005
Deferred tax assets:			
Excess accrued bonuses	¥ 66,957	¥ 58,028	$ 623
Excess software costs	246,267	230,589	2,293
Enterprise taxes	109,991	—	1,024
Directors' and statutory auditors' severance benefits	16,496	16,496	154
Valuation loss on inventory	112,916	47,024	1,051
Valuation loss on golf-club memberships	7,630	7,630	71
Loss on write-down of investment securities	8,159	8,567	76
Loss on write-down of investments in affiliates	12,984	12,984	121
Loss carry-forwards of the Companies	721,797	353,320	6,721
Unrealized gains	4,481	6,326	42
Leases	11,026	20,527	103
Other	18,543	57,390	173
Total deferred tax assets	1,337,247	818,881	12,452
Valuation allowance	(792,806)	(593,926)	(7,832)
Deferred tax assets	544,441	224,955	5,070
Deferred tax liabilities:			
Gain on changes in equity interests	(—)	(181,317)	(—)
Net unrealized gains on securities	(560)	(1,860)	(5)
Other	(—)	(4,502)	(—)
Total deferred tax liabilities	(560)	(187,679)	(5)
Net deferred tax assets	¥ 543,881	¥ 37,276	$ 5,065

With regard to "Loss carry-forwards of the Companies", the Company provides a full valuation allowance due to the uncertainty of the subsidiary's ability to utilize the loss carry-forwards in future years.

In addition, at April 1, 2004, the system business was spun off to MegaChips System Solutions Inc., a subsidiary of the Company. For the year ended March 31, 2004, the Company's deferred tax assets with regard to the system business were reversed due to the uncertainty of the subsidiary's ability to utilize them.

(2) The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for the year ended March 31, 2004 after tax effect accounting was applied. Information for 2005 is not shown because between the statutory tax rate and the Company's effective tax rate is less than 5% of the statutory tax rate.

	2004	
Statutory tax rate	42.0	(%)
Increase in valuation allowance	56.0	
Expenses permanently non-deductible	2.9	
Per capita inhabitants tax and other	1.2	
Difference of the statutory tax rate	4.2	
Other	(1.2)	
Effective tax rate	105.1	

10. Shareholders' equity

Under the Commercial Law of Japan, the entire amount of the issue price of shares is required to be accounted for as stated capital, although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital. Additional paid-in capital is included in capital surplus.

The Japanese Commercial Law provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for dividends by the resolution of shareholders' meeting. Legal reserve is included in retained earnings in the accompanying financial statements.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Law of Japan.

The directors, statutory auditors, employees and external collaborators of the Company and the Company's subsidiaries may be granted options to purchase the Company's common stock. Information related to the options is as follows:

(1) Granted at the general shareholders' meeting held on June 29, 2000

A resolution to grant options to purchase the Company's common stock (no more than 86,000 shares) to certain directors and employees of the Company was approved.

	Number of shares	Exercise price	
		Yen	U.S. dollars
Balance at March 31, 2003	81,400	¥ 7,793	$ 73
Exercised	—	—	—
Forfeited	(8,300)	—	—
Balance at March 31, 2004	73,100	¥ 7,793	$ 73
Exercised	—	—	—
Forfeited	(3,900)	—	—
Balance at March 31, 2005	69,200	¥ 7,793	$ 73

(2) Granted at the general shareholders' meeting held on June 27, 2002

A resolution to grant options to purchase the Company's common stock (16,600 shares) to certain directors and statutory auditors of the Company's subsidiary and employees of the Company and the Company's subsidiary was approved at the general shareholders' meeting of the Company's subsidiary held on June 27, 2002. These options were taken over to the Company in accordance with the letter of agreement for stock exchange at October 1, 2003.

	Number of shares	Exercise price	
		Yen	U.S. dollars
Balance at March 31, 2003	—	¥ —	$ —
Transferred	16,600	5,946	55
Exercised	—	—	—
Forfeited	(8,134)	—	—
Balance at March 31, 2004	8,466	¥ 5,946	$ 55
Exercised	—	—	—
Forfeited	(2,490)	—	—
Balance at March 31, 2005	5,976	¥ 5,946	$ 55

Remaining life: 4.50 years

(3) Granted at the general shareholders' meeting held on June 25, 2004

A resolution to grant options to purchase the Company's common stock (296,100 shares) to certain directors, statutory auditors and employees of the Company and the Company's subsidiary was approved at the general shareholders' meeting held on June 25, 2004.

	Number of shares	Exercise price	
		Yen	U.S. dollars
Balance at March 31, 2004	—	¥ —	$ —
Granted	296,100	1,276	12
Exercised	—	—	—
Forfeited	(—)	—	—
Balance at March 31, 2005	296,100	¥ 1,276	$ 12

Exercise period: September 1, 2006 ~ September 30, 2009

At the general shareholders' meeting held on June 24, 2003, the Company was authorized to acquire up to 500,000 shares of treasury stock from the end of the general shareholders' meeting of the Company held on June 24, 2003 to the end of the next general shareholders' meeting.

According to this resolution, the Company acquired 400,000 shares of treasury stock in the year ended March 31,2004.

11. Contingent liabilities

At March 31, 2004 and 2005, the Company was contingently liable as follows:

	in thousands		in thousands
	2005	2004	**2005**
As guarantor indebtedness of Macronix International Co., Ltd. on leases with Nintendo Co., Ltd.	**¥ 516,061**	¥ 528,450	**$ 4,805**

12. Segment information

The Companies operate within the following three industry segments with their main products as follows:

LSI business:
- Custom Mask ROMs
- LSIs for home game consoles
- Image processing LSIs for digital still cameras
- Image, voice and communications processing LSIs for 3G cellular phones
- LSI chip sets for wireless networks using spectrum spreading transmission methods
- Four-channel echo cancellers
- LAN controller LSIs for home use
- Image processing LSIs for digital television

System business:
- Image transmission servers
- Digital Video Recorders
- Display controller
- Image recording devise for unmanned security system
- Controller terminals for security systems
- Network camera: Surfeel
- Real-time video streaming service for individual cellular phone users: CAMonEZ

Audio Authoring business
- Music/Acoustic Musical and acoustic production software (Steinberg): Cubase SX
- Musical notation software (MakeMusic!): Finale2004
- High-quality hardware sound cards (RME): PST Pro
- Programming tool (Cycling'74): Max/MSP/Jitter

Changes of the allocation method of operating expenses

Operating expenses of administration departments were previously included in "Corporate and eliminations". However, the administration departments of the Companies were integrated to the holding company from this fiscal year and it became possible to reasonably allocate these expenses to each segment. As a result, the allocation method was changed in order to disclose the profit/loss information of each segment more appropriately.

However, segment information for the year ended March 31, 2004 has not been restated to conform to the 2005 presentation.

Changes in the classification of business segments

The business segments of the Companies were previously classified as the "LSI business" and the "System business". However, due to the fact that the "Audio Authoring business" was split off from MegaChips System Solutions Inc. and succeeded to Cameo Interactive Ltd. in April 2004, the business segments were reclassified.

As a result, the "Audio Authoring business" was separated from the "System business" segment, and newly-established in this fiscal year.

Information by business segment of the Companies for the years ended March 31, 2004 and 2005 is as follows:

	In thousands of yen				
	2005				
	LSI	System	Audio Authoring	Corporate and eliminations	Consolidated
Net sales:					
Customers	¥27,057,027	¥2,547,688	¥ 517,676	¥ —	¥30,122,391
Intersegment	17,617	1,000	1,085	(19,702)	—
	27,074,644	2,548,688	518,761	(19,702)	30,122,391
Costs and expenses	24,405,291	3,005,275	603,799	(65,005)	27,949,360
Operating income (loss)	¥ 2,669,353	¥ (456,587)	¥ (85,038)	¥ 45,303	¥ 2,173,031

	In thousands of yen				
	2004				
	LSI	System	Audio Authoring	Corporate and eliminations	Consolidated
Net sales:					
Customers	¥ 22,826,942	¥ 1,816,310	¥ 1,235,732	¥ —	¥ 25,878,984
Intersegment	—	—	—	—	—
	22,826,942	1,816,310	1,235,732	—	25,878,984
Costs and expenses	19,291,494	2,763,348	1,234,088	1,081,476	24,370,406
Operating income (loss)	¥ 3,535,448	¥ (947,038)	¥ 1,644	¥ (1,081,476)	¥ 1,508,578

	In thousands of U.S. dollars				
	2005				
	LSI	System	Audio Authoring	Corporate and eliminations	Consolidated
Net sales:					
Customers	$ 251,951	$ 23,724	$ 4,820	$ —	$ 280,495
Intersegment	164	9	10	(183)	—
	252,115	23,733	4,830	(183)	280,495
Costs and expenses	227,258	27,985	5,622	(605)	260,260
Operating income (loss)	$ 24,857	$ (4,252)	$ (792)	$ 422	$ 20,235

	In thousands of yen				
	2005				
	LSI	System	Audio Authoring	Corporate and eliminations	Consolidated
Assets	¥ 9,702,868	¥ 1,204,997	¥ —	¥ 9,689,824	¥20,597,689
Depreciation and amortization	44,935	84,349	3,817	91,093	224,194
Capital expenditures	77,880	47,388	884	12,684	138,836

	In thousands of yen				
	2004				
	LSI	System	Audio Authoring	Corporate and eliminations	Consolidated
Assets	¥ 3,844,715	¥ 1,388,779	¥ 557,031	¥ 12,392,670	¥ 18,183,195
Depreciation and amortization	29,848	165,859	9,025	72,790	277,522
Capital expenditures	15,992	118,217	791	31,828	166,828

	In thousands of U.S. dollars				
	2005				
	LSI	System	Audio Authoring	Corporate and eliminations	Consolidated
Assets	$ 90,352	$ 11,221	$ —	$ 90,230	$ 191,803
Depreciation and amortization	418	786	36	848	2,088
Capital expenditures	725	442	8	118	1,293

Corporate operating expenses included in the Corporate and eliminations column of ¥1,081,476 thousand and ¥(46,456) thousand ($(433) thousand) for the years ended March 31, 2004 and 2005, respectively, are mainly expenses of administration departments of the Company.

Corporate assets included in the Corporate and eliminations column of ¥12,392,670 thousand and ¥9,689,824 thousand ($90,230 thousand) for the years ended March 31, 2004 and 2005, respectively, mainly consist of cash, securities and assets of administration departments.

13. Other income (expenses): other, net

Other income (expenses): other net in the consolidated statements of income is comprised as follows:

	in thousands		in thousands
	2005	2004	2005
Reversal of allowance for doubtful receivables	¥ 5,251	¥ 124	$ 49
Loss on disposal of system products	(130,535)	(556,679)	(1,216)
Gain on sales of investment securities	17,731	30,648	165
Loss on investments in partnerships	(7,533)	(22,882)	(70)
Stock issue expense	—	(3,068)	—
Inaugural expenses	(4,010)	—	(37)
Loss on liquidation of projects	(4,745)	—	(44)
Gain on liquidation of a subsidiary	—	11,307	—
Loss on sale of investments in a subsidiary	(23,625)	—	(220)
Loss on write-down of investments in affiliates	—	(32,511)	—
Gain on sales of fixed assets	11,132	—	104
Loss on sales of fixed assets	(30,340)	—	(283)
Loss on disposal of fixed assets	—	(47,100)	—
Reversal of royalty on system products	—	47,731	—
Additional severance pay	—	(79,229)	—
Other, net	9,522	(20,113)	89
Total	¥ (157,152)	¥ (671,772)	$ (1,463)

Loss on disposal of system products is comprised as follows:

	in thousands		in thousands
	2005	2004	2005
Write-down of finished products	¥ (88,548)	¥ (83,405)	$ (825)
Disposal of raw materials	(28,542)	(111,203)	(266)
Amortization of advances	—	(121,218)	—
Allowance for doubtful receivables	—	(13,113)	—
Write-down of computer software	—	(208,401)	—
Amortization of long-term prepaid expenses	(13,445)	(4,229)	(125)
Write-down of leased assets	—	(15,110)	—
Total	¥ (130,535)	¥ (556,679)	$ (1,216)

14. Related party transactions

Transactions with a statutory auditor, who is also the Company's lawyer, for the years ended March 31, 2004 and 2005 were as follows:

	in thousands		in thousands
	2005	2004	2005
Legal advisory fees	¥ 8,600	¥ 41,000	$ 80

15. Subsequent events

(1) At the general shareholders' meeting of the Company held on June 24, 2005, appropriations of retained earnings were duly approved as follows:

	in thousands	in thousands
Cash dividends - ¥15 ($ 0.14) per share	¥ 378,836	$ 3,528

(2) At the general shareholders' meeting of the Company held on June 24, 2005, a resolution to grant option rights to purchase the Company's common stock to certain directors, statutory auditors, employees and external collaborators of the Company and the Company's subsidiaries was approved. The aggregate number of shares granted for options are no more than 100,000 shares.

(3) Acquisition of treasury stock

At the board of directors meeting held on March 31, 2005, the Company resolved to acquire treasury stock of up to 500,000 shares and ¥700,000 thousand, through April 28, 2005, in accordance with the Japanese Commercial Law, to enable the Company to exercise the capital strategies flexibly. The Company acquired treasury stock as follows.

a. Way of acquisition: Market purchases on the Tokyo Stock Exchange.
b. Amount of shares acquired: 500,000 shares.
c. Amount of acquisition cost: ¥613,970 thousand.
d. Period of acquisition: From April 1, 2005 to April 26, 2005.

(4) Acquisition of subsidiary company

At the board of directors meeting held on May 2, 2005, the Company resolved to acquire newly issued shares of Shun Yin Investment Ltd. for the purpose of expanding the LSI and System businesses in the Chinese market. As a result, it is treated as a specified subsidiary under the Securities and Exchange Law in Japan.

Outline of Shun Yin Investment Ltd.

a. Address: Min-Chuan E. Road, Sec. 3, Taipei, Taiwan, R.O.C
b. Representative director: Akira Takata
c. Business activity: Investment business
d. Capital stock after the capital increase: NT$629,040 thousand
e. The Company's share holding ratio: 100%

(5) Agreement on business alliance

At the board of directors meeting held on May 12, 2005, the Company resolved to forge strategic business alliances with Macronix International Co., Ltd. and on the same day, the strategic business alliance was concluded. This agreement aims to expand the LSI and System businesses in the Asia Pacific region centered on the Chinese market that is expected to expand in the future. At the same time, the Company acquired 2.6% of the issued shares of Macronix International Co., Ltd. (120,050 thousand shares) through its investment subsidiary in Taiwan, and sent a director to Macronix International Co., Ltd.

Outline of Macronix International Co., Ltd. as of December 31, 2004

a. Address: 16,Li-Hsin Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
b. Representative director: Miin Wu
c. Capital stock: NT$50,353 million
d. Business activity: Developing, manufacturing, and selling Mask ROM, Flash, EPROM, ASSP, and other memory products
e. Sales: NT$22,950 million
f. Net income: NT$218 million
g. Total assets: NT$52,433 million
h. Total liabilities: NT$18,088 million
i. Total shareholders' equity: NT$34,345 million

Independent Auditors' Report

To the shareholders and Board of Directors of MegaChips Corporation:

We have audited the accompanying consolidated balance sheets of MegaChips Corporation and consolidated subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MegaChips Corporation and subsidiaries as of March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

Osaka, Japan
June 24, 2005

KPMG AZSA & Co.

Corporate Data

Holding Company

MegaChips Corporation As of June 24, 2005

Major business
Responsible for forming groupwide management strategies, providing corporate and administrative support to its three subsidiaries, and devising groupwide socially accountable activities.
Head Office
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
Phone: +81-6-6399-2884 FAX: +81-6-6399-2886
Tokyo Office
17-6, Ichibancho, Chiyoda-ku, Tokyo 102-0082, Japan
Phone: +81-3-3512-5080 FAX: +81-3-3262-3598
Representative
Shigeki Matsuoka, President and Representative Director

Capital Stock: ¥4.84 billion
Total Asset: ¥15,577 billion (as of March 31, 2005)
Date of Settlement of Accounts: March 31 of each year
Shares of Common Stock Outstanding: 25,939,217
Securities Code Number: 6875
Established: April 4, 1990

Consolidated Subsidiary

MegaChips LSI Solutions Inc. As of June 27, 2005

Major business
Planning, development, and sales of systems LSIs (manufactured by contracted suppliers)
Head Office/Sales & Marketing
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
Tokyo Sales Office
17-6, Ichibancho, Chiyoda-ku, Tokyo 102-0082, Japan
Representative
Yukihiro Ukai, President and Representative Director
Capital Stock: ¥500 million
Total Asset: ¥9,703 million (as of March 31, 2005)
Date of Settlement of Accounts: March 31 of each year

Consolidated Subsidiary

MegaChips System Solutions Inc. As of June 27, 2005

Major business
Development and sales of image recording/transmission devices for security monitoring uses, communications systems and other commercial and consumer devices
Head Office/Sales
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
Tokyo Sales Office
17-6, Ichibancho, Chiyoda-ku, Tokyo 102-0082, Japan
Representative
Tetsuo Hikawa, President and Representative Director
Capital Stock: ¥500 million
Total Asset: ¥1,306 million (as of March 31, 2005)
Date of Settlement of Accounts: March 31 of each year

Investor Information As of March 31, 2005

Settlement Date: March 31
General Shareholders' Meeting: June
Shareholders' List Closing Date: March 31
Share Trading Unit: 100
Transfer Agent
The Mitsubishi Trust and Banking Corporation
Number of Shareholders: 15,353

☐ Shareholders Breakdown by Type



Treasuary stock 2.64%
Japanese financial institutions 18.55%
Japanese securities companies 1.64%
Japanese other companies 13.41%
Japan Security Depository Center 0.10%
Individual & Others 55.45%
Foreign companies 8.21%

☐ Shareholders Breakdown by Number of Shares Held*



10,000 more than 1.00%
0-99 0.23%
1,000-9,999 11.39%
500-999 8.01%
100-499 79.37%

* Not include under the name of Japan Security Depository Center and Treasuary stock, respectively.

Directors and Auditors



Shigeki Matsuoka
President and Representative Director



Yukihiro Ukai
Managing Director



Yoshimasa Hayashi
Director



Tetsuo Hikawa
Director



Masayuki Fujii
Director and Executive Officer



Hiroyuki Mizuno
Director



Mitsuo Tsuji
Standing Statutory Auditor



Nozomu Ohara
Auditor



Keiichi Kitano
Auditor



Hisakazu Nakanishi
Auditor

Message from Founder

Building on 15 years of experience since its founding, the MegaChips group continues its quest to innovate and promote growth into the future



I founded MegaChips Corporation in 1990 with a firm goal of setting up a creative, R&D-focused, fabless company specializing in system LSI technology. Thanks to enthusiastic support from shareholders and efforts by our employees, we have successfully grown our company, and celebrate our 15th anniversary this year. Since our founding we have focused on a mission of providing customers with solutions to their systems' needs by offering innovative system LSIs, along with a wide range of customer-specific LSIs (ASICs) and application-specific LSIs (ASSPs).

While our focus has always been on technology, our 15 years has also been marked by constant transformation and growth. In the 1990s MegaChips went public, listed first on the Jasdaq Securities Exchange market and later on the first section of the Tokyo Stock Exchange. Entering the new millennium, Megafusion, a subsidiary then, ventured into a new business area, the provision of rich-media services over broadband networks. In fiscal 2004, we reorganized our group structure to improve groupwide corporate value by placing emphasis on synergy effects among group companies and on a policy of selection and concentration. The reorganization represents our commitment to leading our company into a new phase of growth.

While we have grown to offer not only system LSIs and systems products but a diverse range of service solutions for clients to enhance their services, we are continuing our aggressive strategies for growth, including initiating business in China, expanding into global markets, and pursuing business alliances with other companies. Toward that end, we recently concluded a strategic alliance agreement with Taiwan's Macronix International Co., Ltd. Macronix has been our long-time partner in production of LSI products, and we have established a solid relationship based on trust between us. By investing in Macronix, we plan to further our collaboration, while creating a basis for global business expansion and for strengthening our competitiveness in technology. In addition, we will continue to invest in our human resources, an important asset for a fabless company. As a publicly traded company, we are dedicated to carrying out our commitment to corporate social responsibility and contributing to environmental preservation.

The MegaChips group continuously challenges itself to leap to a new phase of growth by pushing the envelope of innovation and creation. We thank our shareholders for their support over the years and look forward to their continued faith in our company.

Masahiro Shindo, Chairman

MegaChips

MegaChips Corporation

4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
Phone: +81-6-6399-2884
Fax: +81-6-6399-2886

http://www.megachips.co.jp/

R100 PRINTED WITH SOY INK

This annual report is printed entirely on recycled paper using soy ink instead of petroleum-based ink.

(Excerpt translation)

File No. 82-4861

June 3, 2005

To the Shareholders:

NOTICE OF THE 15TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 15th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

If you are not expected to be present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your name and seal.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

1. Date and hour:

   June 24 (Friday), 2005, 10:00 a.m.

2. Place:

   Osaka Science & Technology Center, 8F Large Hall
   8-4, Utsubo-Honmachi 1-chome, Nishi-ku, Osaka

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 15th business year (from April 1, 2004 to March 31, 2005) and the results of audit of the consolidated financial statements for the 15th business year by the account auditors and the Board of Statutory Auditors

   2. Report on the balance sheet and statement of income for the 15th business year (from April 1, 2004 to March 31, 2005) and the purchase by the Company of its own shares in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation.

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 15th business year
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Election of six Directors
Proposition No. 4:	Election of one Statutory Auditor
Proposition No. 5:	Issuance of stock acquisition rights as stock options

- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2004 to March 31, 2005)

1. Outline of business activities

(1) Business trend and achievement of the Company's corporate group (the "Group"):

The Japanese economy during the business year under review registered tones of slow recovery as corporate earnings continued to improve and the market of digital home electric appliances and mobile phones expanded, resulting in improving consumer confidence through corporate efforts to develop new products.

In the electronic machinery and equipment industry in which the Company belongs, the market for consumer audiovisual equipment and mobile phones expanded. However, the market for the industry in general increased only slightly in comparison with the previous business year.

Under these circumstances, the Group focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products mounted with the Group's system LSIs.

Specifically, with the prevalence of digitalization of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and market system LSIs for high-performance digital cameras and system LSIs for 3G mobile phones, as well as develop and market system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, on a consolidated basis, sales and ordinary profit amounted to ¥30,122 million (a 16.4% increase from the previous business year) and ¥2,168 million (a 48.5% increase), respectively. Profit for the year amounted to ¥1,174 million (a 318.9% increase).

With regard to dividends for the business year under review, management proposes to pay an ordinary dividend of ¥10 per share, as well as a commemorative dividend of ¥5 per share to celebrate the 15th anniversary of establishment, totaling ¥15 per share, in appreciation of the shareholders' support. Additionally, the Company intends to maintain its shareholder special benefit plan, under which the Company will send small gifts to the shareholders holding 100 shares (one unit of shares) or more as of March 31, 2005.

(2) Business performance by department of the Group:

1) LSI business:

Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥21,032 million (a 30.0% increase from the previous business year) as demand for LSIs for storing game software (custom mask ROMs) for use in conventional game consoles, as well as demand for LSIs for storing game software for use in new game consoles, increased steadily. However, consolidated sales of application-specific LSIs (ASSP) amounted to ¥6,021 million (a 9.3% decrease from the previous business year) as demand for LSIs for processing images, sounds and communications for 3G mobile phones decreased while demand for LSIs for digital still cameras increased steadily.

Consequently, consolidated sales in the LSI business, including sales of other LSIs, totaled ¥27,057 million (an 18.5% increase).

2) System business:

Consolidated sales in the industrial system business amounted to ¥2,379 million (a 47.4% increase from the previous business year) as demand for system products for transmitting and recording digital images in the area of security and monitoring increased steadily. In the consumer system business, consolidated sales amounted to ¥94 million (a 123.2% increase) as a result of the launch of new network cameras.

Consequently, consolidated sales in the system business as a whole, including sales of other systems, amounted to ¥2,547 million.

3) Audio authoring business

The Company sold Cameo Interactive, Ltd. to the group of e frontier, Inc. and consequently, Cameo Interactive, Ltd. was excluded from consolidation as of October 1, 2004. For the interim period of the business year under review, consolidated sales in the audio authoring business amounted to ¥517 million.

(Note) Upon the transfer of the audio authoring business from MegaChips System Solutions Inc. to Cameo Interactive, Ltd. in April 2004, the segmentation of businesses has been altered to separate the audio authoring business from the previous "system business" segment and create an "audio authoring" segment. Consequently, with regard to consolidated sales of the system business as a whole and the audio authoring business, no comparison with the previous business year is presented.

(3) Investment in plant and equipment by the Group:

During the business year under review, capital investment was made principally in design development assistant equipment, which amounted to ¥45 million.

(4) Financing by the Group:

To apply to working capital requirements, the Company borrows short-term loans from financial institutions as the necessity arises. There were no borrowings outstanding from the financial institutions as of the close of the business year under review.

During the business year under review, the Company did not raise funds by a capital increase or bond issue.

(5) Future challenges to the Group:

In spite of negative factors to economic recovery, such as export slowdown due to the higher yen and higher oil prices, the Japanese economy is expected to continue to register tones of slow recovery as corporate earnings have shown signs of improvement owing to steady exports and slow recovery of capital investment, the pace of price deflation has slowed down and consumer confidence has been improved by corporate efforts to develop new products such as mobile phones and digital consumer equipment. In the social environment surrounding the businesses of the Group, due to the prevalence of the wired and wireless broadband networks, the digitalization of broadcasting and the development of LSI technologies, a further sophisticated information society is expected to come to pass where anyone can make, send, receive and use digital images, music and sounds easily at any place. The Group intends to expand business by concentrating its resources on system LSIs and system products needed for materializing such environment.

In the LSI business, the Group intends to strengthen its capabilities to develop both software and hardware by increasing development personnel and actively invest in development to swiftly launch system LSIs with competitive edges to the market. The Group also intends to strengthen its capabilities of marketing and supporting customers and develop customers both in Japan and overseas. Simultaneously, to accelerate these developments, the Group intends to strengthen strategic partnerships.

In the system business, the Group will, through the selection and concentration of businesses, improve operating efficiencies, build up its revenue-generating base and enlarge its profit-earning opportunities to raise profits. Additionally, the Group will strengthen its capabilities of planning, capabilities of responding to cost fluctuations and marketing channels to expand business.

The Group shifted to a pure holding company system in April 2004. Under the new system, the efficient allocation of management resources will improve competitiveness of the core areas and the clarification of the functions and responsibilities of each business will materialize swifter business judgment and more efficient management, whereby improving profitability. Additionally, by securing hard-core human resources and strengthening human resources development, the Group intends to accelerate the establishment of a basis for high profitability of its core LSI business in a medium- and long-term perspective and improve profitability of its system business to improve its corporate value.

Management sincerely hopes that its shareholders will continue giving the Company

their full support and encouragement.

(6) Recent business performance and assets of the Group and the Company:

1) Recent business performance and assets of the Group:

	12th April 1, 2001 - March 31, 2002	13th April 1, 2002 - March 31, 2003	14th April 1, 2003 - March 31, 2004	15th April 1, 2004 - March 31, 2005
Sales (millions of yen)	36,898	29,055	25,878	30,122
Ordinary profit (millions of yen)	2,829	1,721	1,460	2,168
Profit for the year (millions of yen)	1,647	192	280	1,174
Per-share profit for the year (yen)	67.02	7.85	10.09	44.73
Net assets (millions of yen)	16,053	15,430	15,371	16,262
Net assets per share (yen)	653.14	632.95	607.49	642.13
Total assets (millions of yen)	20,712	19,996	18,183	20,597

2) Recent business performance and assets of the Company:

	12th April 1, 2001 - March 31, 2002	13th April 1, 2002 - March 31, 2003	14th April 1, 2003 - March 31, 2004	15th April 1, 2004 - March 31, 2005
Sales or operating profit (millions of yen)	34,649	27,172	24,311	825
Ordinary profit (millions of yen)	2,728	1,954	1,741	89
Profit or loss for the year (millions of yen)	1,339	367	755	(-) 129
Per-share profit or loss for the year (yen)	54.51	15.01	29.15	(-) 6.03
Net assets (millions of yen)	15,808	15,388	15,731	15,318
Net assets per share (yen)	643.19	631.24	621.72	605.61
Total assets (millions of yen)	19,581	19,039	18,325	15,576

(Note) The Company became a pure holding company as of April 1, 2004. Consequently, the management indexes for the 15th business year are substantially different from those for and prior to the 14th business year. With regard to sales, sales for the 14th business year and theretofore were comprised primarily of sales of products in the LSI business, system business, etc., while the Company will only receive dividends from its subsidiaries and gains on acceptance of business as from the 15th business year. Hence, these incomes are shown as "operating profit".

2. Outline of the Group and the Company (as of March 31, 2005)

(1) Major businesses of the Group:

The Company is a holding company that controls and supervises operating activities of its group companies by holding their shares.

The Group is comprised of the Company and its two subsidiaries. Major businesses of the Group are as follows:

Items	Contents
LSI Business	·Planning, development, manufacture and sale of customer-specific LSIs ·Planning, development, manufacture and sale of application-specific LSIs ·Purchase and sale of other LSIs (standard LSIs developed by semiconductor manufacturing partners)
System Business	·Planning, development, manufacture and sale of industrial system products ·Planning, development, manufacture and sale of consumer system products

(2) Main offices and plants of the Group:

(Translation omitted)

(3) State of shares:

1) Total number of shares authorized to be issued by the Company:	Shares of common stock	40,000,000 shares
2) Total number of issued shares:	Shares of common stock	25,939,217 shares
3) Number of shareholders:	15,353 persons	(Increase of 667 persons from March 31, 2004)

(4) Principal shareholders:

Name	Shares in the Company held by them	
	(shares)	Ratio of voting rights (%)
Shindo Corporation	2,250,000	8.67
Japan Trustee Services Bank, Ltd. (Trust Account)	1,948,400	7.51
Shigeki Matsuoka	1,806,000	6.96
Masahiro Shindo	1,292,744	4.98
Ritsuko Shindo	973,600	3.75
The Master Trust Bank of Japan, Ltd. (Trust Account)	888,700	3.43
MegaChips Corporation	683,493	2.63
Yoshimasa Hayashi	668,000	2.58
Noriko Shindo	546,076	2.11
Bank of New York GCM Client Accounts EISG	546,000	2.10

(Note) The numbers of shares held by Japan Trustee Services Bank, Ltd. (trust account), The Master Trust Bank of Japan, Ltd. (trust account) and Bank of New York GCM Client Accounts EISG are those related with their trust business.

(5) Acquisition, disposition and possession by the Company of its own shares:

1) Acquisition of shares:

Shares of common stock	385 shares
Total acquisition prices	¥469,885

2) Disposition of shares:

Shares of common stock	68 shares
Total disposition prices	¥79,730

3) Shares of treasury stock held as of March 31, 2005:

Shares of common stock	683,493 shares

(6) State of stock acquisition rights:

1) Stock acquisition rights currently outstanding:

1. Number of stock acquisition rights: 100 rights (166 shares per stock acquisition right)

2. Class and number of shares to be issued upon exercise of stock acquisition rights: Shares of common stock 16,600 shares

3. Issue price of a stock acquisition right: Free of charge

(Notes) 1. The stock acquisition rights were transferred to the Company pursuant to the share exchange agreement with MegaChips System Solutions Inc. dated October 1, 2003.

2. The stock acquisition rights were issued as a stock option plan.

3. The number of shares to be issued upon exercise of a stock acquisition right shall be 166 shares. The exercise period thereof shall be December 1, 2004 thorough September 30, 2009. The issue price of each share upon exercise thereof shall be ¥5,946.

(Resolution by the Ordinary General Meeting of Shareholders held on June 25, 2004 and the meeting of the Board of Directors held on March 10, 2005)

1. Number of stock acquisition rights: 2,961 rights (100 shares per stock acquisition right)

2. Class and number of shares to be issued upon exercise of stock acquisition rights: Shares of common stock 296,100 shares

3. Issue price of a stock acquisition right: Free of charge

2) Stock acquisition rights issued to parties other than the shareholders on specifically favorable conditions during the business year under review:

1. Number of stock acquisition rights: 2,961 rights (100 shares per stock acquisition right)

2. Class and number of shares to be issued upon exercise of stock acquisition rights: Shares of common stock 296,100 shares

3. Issue price of a stock acquisition right: Free of charge

4. Terms of exercise of stock acquisition rights:

(a) Paid-in amount upon exercise: ¥1,276 per share

(b) Exercise period: September 1, 2006 thorough September 30, 2009

(c) Any grantee of stock acquisition rights shall remain in office as director, corporate auditor or employee of the Company or its subsidiaries, or their outside collaborator when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office as director or corporate auditor of the Company or its subsidiaries, or due to his/her mandatory retirement age or any other good reason.

(d) If any grantee of stock acquisition rights dies, his/her heir shall be entitled to exercise his/her rights, subject to the terms and conditions stipulated in a "contract of granting stock acquisition rights".

(e) Any grantee of stock acquisition rights shall be entitled to exercise all or part of his/her rights so granted, but one right or any multiple thereof at any time, in a single procedure.

(f) Any other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions to be adopted at the 14th Ordinary General Meeting of Shareholders of the Company and at the meeting of its Board of Directors held on March 10, 2005.

5. Events and conditions to cancel stock acquisition rights:

(a) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

(b) In the event that any grantee of stock acquisition rights ceases to meet the terms or conditions to exercise his/her stock acquisition rights, the Company may cancel his/her stock acquisition rights without consideration.

6. Content of the favorable conditions

The Company has issued stock acquisition rights to the Directors and employees of the Company and the directors and employees of its subsidiaries, free of charge.

7. Names of grantees and the number of stock acquisition rights so granted:

(Translation omitted)

(7) State of employees of the Group and the Company:

(Translation omitted)

(8) State of business affiliations

1) State of major subsidiaries:

Company	Capital	Ratio of voting rights of the Company	Main business
MegaChips System Solutions Inc.	¥500 million	100.0%	Planning, development, manufacturing and marketing of system products and related products and provision of support and system integration services.

Company	Capital	Ratio of voting rights of the Company	Main business
MegaChips LSI Solutions Inc.	¥500 million	100.0%	Planning, development, manufacturing and marketing of LSI products.
Cameo Interactive, Ltd.	-	-	Marketing of software and equipment for music and sound production by PC and software for making music notes and provision of system integration services.

2) Development of business affiliations:

1. MegaChips LSI Solutions Inc. incorporated by separation of the Company and became a subsidiary of the Company by transfer of business (*bunsha-gata shinsetsu bunkatsu*) as of April 1, 2004.
2. Cameo Interactive, Ltd. was incorporated by separation of MegaChips System Solutions Inc. and became a subsidiary of the Company (*bunkatsu-gata shinsetsu bunkatsu*) as of April 1, 2004.
3. Cameo Interactive, Ltd. sold to the group of e frontier, Inc. on October 29, 2004. Consequently, it was excluded from consolidation as of October 1, 2004.

3) Result of business affiliations:

The Company has two consolidated subsidiaries. For the business year under review, consolidated sales, consolidated ordinary profit and consolidated profit for the year amounted to ¥30,122 million (a 16.4% increase from the previous business year), ¥2,168 million (a 48.5% increase) and ¥1,174 million (a 318.9% increase), respectively.

4) State of important business tie-ups:

The Company has entered into important business tie-ups with Nintendo Co., Ltd. and Macronix International Co., Ltd., with which the Company has contract manufacturing arrangements with regard to the supply of LSIs for use in computer game consoles.

(9) Principal lender:

Lender	Balance of borrowings	Number of shares of the Company's common stock held	
	(million yen)	Shares	Ratio of voting rights (%)
MegaChips System Solutions Inc.	90	-	-

(10) Directors and Statutory Auditors:

Title	Name
President and Representative Director	Shigeki Matsuoka
Managing Director	Yukihiro Ukai
Director	Yoshimasa Hayashi
Director	Tetsuo Hikawa
Director	Takahiro Sonoda
Director	Masayuki Fujii
Director	Hiroyuki Mizuno
Full-time Statutory Auditor	Mitsuo Tsuji
Statutory Auditor	Nozomu Ohara
Statutory Auditor	Keiichi Kitano
Statutory Auditor	Hisakazu Nakanishi

(11) Amount of proprietary benefits such as remuneration and other considerations for performance of duties paid to the Directors and Statutory Auditors:

	Director		Statutory Auditor		Total		
Item	Number	Amount of payment (thousand yen)	Number	Amount of payment (thousand yen)	Number	Amount of payment (thousand yen)	Note
Remuneration pursuant to the Articles of Incorporation or resolution of the General Meeting of Shareholders	7	51,000	4	23,850	11	74,850	(Notes) 1,2,3
Bonuses for officers by appropriation of retained earnings	5	24,000	3	5,000	8	29,000	
Total		75,000		28,850		103,850	

(Notes) 1. The maximum amount of remuneration to Directors pursuant to the resolution of the General Meeting of Shareholders (under Article 269, paragraph 1, item 1 of the Commercial Code of Japan) adopted on June 16, 1998 is ¥180,000 thousand per annum.

2. The maximum amount of remuneration to Statutory Auditors pursuant to the resolution of the General Meeting of Shareholders (under Article 279 of the Commercial Code of Japan) adopted on February 25, 1998 is ¥50,000 thousand per annum.

3. The Company had seven Directors and four Statutory Auditors as of March 31, 2005.

(12) Amount of remuneration paid to the account auditors:

1) Total amount of remuneration payable to the account auditors by the Company and its subsidiaries: ¥42,800 thousand

2) Of the total amount set forth in item (i) above, the total amount of remuneration payable to the account auditors by the Company and its subsidiaries for services under Article 2, paragraph 1 (audit certificate services) of the Certified Public Accountant Law (1948 Law No. 103) of Japan: ¥35,500 thousand

3) Of the total amount set forth in item (ii) above, the total amount of remuneration payable by the Company to the account auditors: ¥12,000 thousand

(Note) The amount of remuneration for audits under the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan and the amount of remuneration for audits under the Securities and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors and cannot actually be separated. Hence, the amount in item (iii) above includes both amounts.

3. Important facts relating to the state of the Group which occurred subsequent to the closing of accounts:

(1) To allow management to implement its capital policies with agility in the future, the Company, at the meeting of its Board of Directors held on March 31, 2005, adopted a resolution to acquire not exceeding 500,000 shares (of common stock of the Company) for the acquisition prices of not exceeding ¥700,000 thousand no later than April 28, 2005, pursuant to 211-3, paragraph 1, item 2 of the Commercial Code of Japan, and carried out the acquisition thereof, as described below:

1.	Acquisition method:	Purchase on the market established by the Tokyo Stock Exchange
2.	Number of shares acquired:	500,000 shares
3.	Aggregate acquisition prices:	¥613,969 thousand
4.	Acquisition period:	From April 1, 2005 to April 26, 2005

(2) With the aim of expanding its LSI business and system business in the Chinese market, the Company, at the meeting of its Board of Directors held on May 2, 2005, adopted a resolution to subscribe for new shares to be issued by Shun Yin Investment Ltd.

As a result, Shun Yin Investment Ltd. has become the Company's specified subsidiary.

Outline of Shun Yin Investment Ltd.:

(millions of yen)

Address:	Min-Chuan E. Road, Sec. 3, Taipei, Taiwan, R.O.C.
Name of the representative:	Jonathan Lee (Akira Takada will assume the office of representative as of May 13, 2005.)
Content of business:	Investment business
Capital after the capital increase:	NT$628,040 thousand
Shareholding:	Shareholding ratio of the Company: 100%

(Note) Figures of the amounts in the business report are stated by discarding any fractions of the units presented.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2005)

(thousand yen)

ASSETS	
Current assets	**18,871,641**
Cash and deposits	8,015,260
Trade notes and trade accounts receivable	9,458,015
Inventories	628,317
Deferred tax assets	262,026
Others	509,648
Allowance for doubtful receivables	- 1,627
Fixed assets	**1,726,047**
Tangible fixed assets	161,774
Buildings	101,492
Others	60,282
Intangible fixed assets	**169,501**
Others	169,501
Investments and other assets	**1,394,771**
Investment securities	197,176
Long-term deposit	500,000
Deferred tax assets	281,853
Others	418,587
Allowance for doubtful receivables	- 2,846
TOTAL ASSETS	**20,597,689**

(thousand yen)

<u>LIABILITIES</u>	
Current liabilities	**4,288,053**
Trade accounts payable	2,240,761
Accrued corporate income taxes	1,385,469
Allowance for bonuses	167,355
Others	494,467
Fixed liabilities	**47,156**
Others	47,156
TOTAL LIABILITIES	**4,335,210**
<u>SHAREHOLDERS' EQUITY</u>	
Capital	**4,840,313**
Capital surplus	**6,181,300**
Retained earnings	**6,543,168**
Valuation difference of other securities	**818**
Treasury stock	**- 1,303,121**
TOTAL SHAREHOLDERS' EQUITY	**16,262,479**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**20,597,689**

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2004 to March 31, 2005)

(thousand yen)

Ordinary Profit and Loss		
Operating profit and loss:		
Operating profit		
Sales		30,122,391
Operating expenses		
Cost of sales	24,070,739	
Selling, general and administrative expenses	3,878,621	27,949,360
Operating income		**2,173,030**
Non-operating profit and loss:		
Non-operating profit		
Interest received	2,160	
Gain on acceptance of business	9,812	
Other non-operating profit	6,466	18,439
Non-operating expenses		
Inaugural expenses	4,010	
Loss from investments in partnership	7,532	
Exchange loss	4,964	
Other non-operating expenses	6,437	22,945
Ordinary profit		**2,168,524**
Special income and loss		
Special income		
Gain on sales of fixed assets	11,132	
Gain on sales of investment securities	17,731	
Transfer back from allowance for doubtful receivables	5,251	34,114
Special loss		
Loss on disposition of system products	130,535	
Loss on sales of fixed assets	30,339	
Loss on sales of stock of related companies	23,625	184,499
Pretax net profit for the year		**2,018,138**
Corporate income taxes, inhabitant taxes and enterprise taxes	1,348,684	
Interperiod tax allocation	(-) 505,305	843,378
Profit for the year		**1,174,759**

Copy of Account Auditors' Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITOR'S REPORT

May 11, 2005

To: The Board of Directors
MegaChips Corporation

KPMG AZSA & Co.

By Hiromi Ohashi (seal)
Specified and Executive Partner
Certified Public Accountant

By Mikio Naruse (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 19-2, paragraph 3 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income for the 15th business year from April 1, 2004 to March 31, 2005 of MegaChips Corporation (the "Company"). Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, this firm is of the opinion that the abovementioned consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation.

The subsequent events mentioned in the notes to the consolidated financial statements that the Company acquired its own shares pursuant to 211-3, paragraph 1, item 2 of the Commercial Code of Japan and that the Company would subscribe for new shares to be issued by Shun Yin Investment Ltd. will have a significant effect on the state of the property

and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries for the following business year or thereafter.

There is no such relation of interests between the Company and this auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

Copy of the Board of Statutory Auditors' Audit Report on Consolidated Financial Statements

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 15th business year from April 1, 2004 to March 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, received from Directors, etc. and the account auditors reports and explanations on the consolidated financial statements and audited the same.

We also required the subsidiaries to render reports on their accounts and made investigation into the state of their business activities and properties whenever necessary.

2. Results of Audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's account auditors, KPMG AZSA & Co., are proper; and

(2) That based on the investigations of the subsidiaries, there is nothing to be pointed out with respect to the consolidated financial statements.

3. Subsequent Event:

The Company, at the meeting of its Board of Directors held on May 12, 2005, adopted a resolution to enter into, and entered into on the same day, a strategic business tie-up with Macronix International Co., Ltd. ("Macronix"). Simultaneously, the Company determined to acquire 2.6% (120,050 thousand shares) of the total issued shares of Macronix through its investment subsidiary in Taiwan and appoint a director of Macronix.

May 12, 2005

The Board of Statutory Auditors
MegaChips Corporation

Mitsuo Tsuji (seal)
(Full-time) Statutory Auditor

Hisakazu Nakanishi (seal)
Statutory Auditor

Nozomu Ohara (seal)
Statutory Auditor

Keiichi Kitano (seal)
Statutory Auditor

(Note) Statutory Auditors Hisakazu Nakanishi, Nozomu Ohara and Keiichi Kitano are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

BALANCE SHEET
(As of March 31, 2005)

(thousand yen)

Assets	
Current assets:	**10,398,060**
Cash and deposits	7,915,118
Stores	312
Prepaid expenses	44,023
Short-term loans to related companies	1,933,969
Deferred tax assets	64,511
Other accounts receivable	11,700
Corporate income taxes recoverable	546
Beneficial interest in trust	200,000
Other current assets	227,879
Fixed assets:	**5,178,791**
Tangible fixed assets	124,664
Buildings	101,492
Tools, furniture and fixtures	23,172
Intangible fixed assets	124,293
Telephone rights	2,775
Software	121,518
Investment, etc.	4,929,832
Investment securities	91,857
Investment in stocks of related companies	3,973,108
Long-term prepaid expenses	2,507
Deferred tax assets	81,282
Long-term deposits	500,000
Guarantees	263,575
Other investments, etc.	17,500
Total Assets	**15,576,851**

(thousand yen)

Liabilities

Current liabilities:	**218,176**
Short-term loans payable to related companies	90,027
Accounts payable - others	34,839
Accrued corporate income taxes	12,436
Accrued expenses payable	10,833
Deposit received	37,259
Allowance for bonuses	24,590
Other current liabilities	8,190
Fixed liabilities:	**40,591**
Other fixed liabilities	40,591
Total Liabilities	**258,767**

Shareholders' Equity

Capital:	**4,840,313**
Additional paid-in capital:	**6,181,300**
Capital reserve	6,181,300
Retained earnings:	**5,600,001**
Earned surplus reserve	97,042
Voluntary reserve	3,830,500
General reserve	3,830,500
Unappropriated retained earnings for the year	1,672,459
Valuation difference of other securities	**(-) 410**
Treasury stock	**(-) 1,303,121**
Total Shareholders' Equity	**15,318,083**
Total Liabilities and Shareholders' Equity	**15,576,851**

STATEMENT OF INCOME

(For the period from April 1, 2004 to March 31, 2005)

(thousand yen)

Ordinary Profit and Loss		
Operating profit and loss:		
Operating profit		
Operating profit		825,452
Operating expenses		
Selling, general and administrative expenses	779,970	779,970
Operating income		**45,482**
Non-operating profit and loss:		
Non-operating profit		
Interest and dividends received	39,488	
Gain on acceptance of business	9,812	
Exchange gains	906	
Other non-operating profit	2,306	52,515
Non-operating expenses		
Interest paid	89	
Loss from retirement of fixed assets	795	
Loss from investments in partnership	7,532	
Other non-operating expenses	1	8,418
Ordinary profit		**89,578**
Special income and loss		
Special income		
Gain on sales of fixed assets	11,132	
Gain on sales of investment securities	14,143	25,275
Special loss		
Loss on sales of fixed assets	30,339	
Loss on sales of stock of related companies	266,719	297,058
Pretax net profit for the year		**182,205**
Corporate income taxes, inhabitant taxes and enterprise taxes	3,169	
Interperiod tax allocation	(-) 55,993	(-) 52,823
Loss for the year		**129,382**
Profit brought forward from the previous year		1,801,891
Loss on disposition of treasury stock		49
Unappropriated retained earnings for the year		**1,672,459**

Significant Accounting Policies:

1. Basis and methods for evaluation of securities:

Capital stocks of subsidiaries and affiliated companies:

At cost, determined by the moving average method

Other securities:

Securities with market value:	At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)
Securities without market value:	At cost, determined by the moving average method

2. Basis and methods for evaluation of inventories:

Stores: At cost, determined by the last cost method.

3. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Buildings shall be depreciated over three to 47 years and tools, furniture and fixtures shall be depreciated over two to 15 years.

(2) Trivial depreciable assets: Three-year equal installment method

(3) Intangible fixed assets: Straight line method

However, depreciation of software (for use by the Company) is made by the straight line method based on the useful life (5 years) within the Company.

(4) Long-term prepaid expenses: Equal installment method

4. Basis for providing reserves:

(1) Allowance for doubtful receivables:

To provide for losses arising from debts becoming uncollectable, the Company provides an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in

respect of specific credits, including possible non-performing credits.

(2) Allowance for bonuses:

An allowance for the bonuses to be paid to employees is provided in an estimated amount due during the accounting period.

5. Method of treatment of lease transactions:

A financial lease other than those in which ownership of leased property is deemed to pass to its lessee is treated in the manner in which ordinary lease transactions are treated.

6. Accounting treatment of consumption tax:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

7. The "provisions of special treatment as to related companies" stipulated in Article 48, paragraph 1 of the Regulations for the Enforcement of the Commercial Code of Japan are applicable.

8. The Company became a pure holding company as of April 1, 2004. With regard to sales, sales for the 14th business year and theretofore were comprised primarily of sales of products in the LSI business, system business, etc., while the Company will only receive dividends from its subsidiaries and gains on acceptance of business as from the 15th business year. Hence, these incomes are shown as "operating profit" and the category of "operating expense" is established to show selling, general and administrative expenses.

NOTES:

(Notes to Balance Sheet)

1. Figures of the above amounts are stated by discarding fractions of one thousand yen.

2. Receivables from and payables to related companies:
   (1) Short-term receivables: ¥1,936,934 thousand
   (2) Short-term payables: ¥90,028 thousand

3. Accumulated amount of depreciation of tangible fixed assets: ¥117,197 thousand

4. The Company uses computers, computer peripherals, passenger cars, etc. under lease agreements, in addition to the fixed assets reported in the balance sheet.

5. Total number of issued shares: Shares of common stock 25,939,217 shares
   Number of shares of treasury stock held by the Company: Shares of common stock 683,493 shares

6. Guarantee obligations: ¥516,060 thousand (US$4,805 thousand)

7. "Short-term loans to related companies" which were included in "Other current assets" under current assets in the balance sheet until the previous business year, are now listed separately as from the business year under review, as they have become more significant. The "short-term loans to related companies" as at the end of the previous business year accounted for ¥331,301 thousand.

8. "Capital investment" (¥76,857 thousand as of March 31, 2005) which was included in "Other investments, etc." under other investments in the balance sheet until the previous business year, is now included in "Investment securities" under other investments as from the business year under review, in accordance with the amendment to the "Practical Guidelines Concerning Accounting for Financial Instruments" (The Japanese Institute of Certified Public Accountants Accounting Committee Report No. 14 dated February 15, 2005).

   The "capital investment" as at the end of the previous business year accounted for ¥95,450 thousand.

(Notes to Statement of Income)

1. Figures of the above amounts are stated by discarding fractions of one thousand yen.

2. Volume of transactions with related companies:

(1)	Operating profit:	¥825,452 thousand
(2)	Operating expenses:	¥1,000 thousand
(3)	Transactions other than business transactions:	¥37,552 thousand

3. Loss per share for the year: ¥6.03

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(yen)

Unappropriated retained earnings at the end of year		1,672,459,640
Total:		**1,672,459,640**
To be appropriated as follows:		
Dividends		378,835,860
Ordinary dividend:	¥10 per share	
Commemorative dividend:	¥5 per share	
Bonuses for officers		23,000,000
(Bonuses for Statutory Auditors)		(5,000,000)
Retained earnings brought forward to the next year		**1,270,623,780**

(Note) For the purpose of calculating dividends, 683,493 shares of treasury stock are excluded.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 11, 2005

To: The Board of Directors
MegaChips Corporation

KPMG AZSA & Co.

By Hiromi Ohashi (seal)
Specified and Executive Partner
Certified Public Accountant

By Mikio Naruse (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 15th business year of MegaChips Corporation (the "Company") covering the period from April 1, 2004 to March 31, 2005. The portion of the business report and the accompanying detailed statements relating to accounting consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

As stated in "3. Important facts relating to the state of the Group which occurred subsequent to the closing of accounts" of the business report, the subsequent events that the Company acquired its own shares pursuant to 211-3, paragraph 1, item 2 of the Commercial Code of Japan and that the Company would subscribe for new shares to be issued by Shun Yin Investment Ltd. will have a significant effect on the state of the property and profit and loss of the Company for the following business year or thereafter.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- E N D -

Copy of Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 15th business year from April 1, 2004 to March 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by Statutory Auditors in outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, internal auditing sections, etc., reports on the performance of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Company's account auditors to render reports and explanations and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the account auditors, KPMG AZSA & Co. are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out;

(5) That in connection with the performance by Directors of their duties, no dishonest act or fact of violation of laws, ordinances or the Articles of Incorporation exists;

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

(6) That with respect to the performance by Directors of their duties related to the internal control system, there exists nothing to be pointed out; and

(7) That as a result of investigation of the subsidiaries, with respect to the performance by Directors of their duties, there exists nothing to be pointed out.

3. Subsequent event:

The Company, at the meeting of its Board of Directors held on May 12, 2005, adopted a resolution to enter into, and entered into on the same day, a strategic business tie-up with Macronix International Co., Ltd. ("Macronix"). Simultaneously, the Company determined to acquire 2.6% (120,050 thousand shares) of the total issued shares of Macronix through its investment subsidiary in Taiwan and appoint a director of Macronix.

May 12, 2005

Board of Statutory Auditors
MegaChips Corporation

Mitsuo Tsuji (seal)
(Full-time) Statutory Auditor

Hisakazu Nakanishi (seal)
Statutory Auditor

Nozomu Ohara (seal)
Statutory Auditor

Keiichi Kitano (seal)
Statutory Auditor

(Note) Statutory Auditors Hisakazu Nakanishi, Nozomu Ohara and Keiichi Kitano are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

- E N D -

EXPLANATORY INFORMATION FOR EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

252,182 rights.

(Note) The number of shares representing one voting right (one unit of shares) of the Company is 100 shares.

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 15th business year

The Company gives a top priority to distributing profits to the shareholders as an important policy of management and follows a fundamental policy of maintaining the constant payment of dividends. With regard to the allocation of profits, the Company takes into consideration internal reserves necessary for future business development of the whole Group, investment in research and development of new products and services to strengthen competitiveness and the strengthening of its corporate base, as well as prospects for its operating results.

Under this policy, with regard to dividends to shareholders for the business year under review, to thank our shareholders for their continued support, management proposes to pay an ordinary dividend of ¥10 per share, as well as a commemorative dividend of ¥5 per share to celebrate the 15th anniversary of establishment, totaling ¥15 per share.

For the next business year and thereafter, the Company intends to focus its efforts on increasing the enterprise value of the Group and maintain a corporate base that can absorb any corporate risk and yield a stable profit, whereby performing corporate social responsibilities. The Company will continue its efforts to meet the expectations of the shareholders. As to the dividend policy, while taking into consideration the payment of dividends on a constant basis, the Company intends to maintain a policy of paying dividends linked with consolidated operating results and keeping a 30% dividend payout ratio as a target.

Management proposes to pay ¥23,000,000 as bonuses for officers.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) Amendment to the objectives:

The Company sold all of the shares of Cameo Interactive, Ltd. to the group of e frontier, Inc. on October 29, 2004. Consequently, it is hereby proposed that the objectives stipulated in Article 2 of the Articles of Incorporation be rearranged to

reflect the current operations of the Company.

(2) Change of the method of public notices:

Pursuant to the enforcement on February 1, 2005 of the "Law to Amend Part of the Commercial Code, Etc. for Introduction of Electronic Public Notice System" (2004 Law No. 87) of Japan, the introduction of a system of electronic public notice is authorized subject to the provision thereof in the articles of incorporation. Hence, it is hereby proposed that the Company change its method of giving public notices from insertion thereof in the Nihon Keizai Shimbun to an electronic method and also provide for a provisional method of public notices in the contingency that any electronic public notice cannot be given.

(3) Change of the total number of shares authorized to be issued:

As part of the financial strategies to expand the scale of operations in the future, it is hereby proposed that the total number of shares authorized to be issued under Article 5 of the Articles of Incorporation be increased.

(4) Change of the number of Directors:

The Company has shifted to a system of pure holding company as from the business year under review. Taking into consideration that the system has performed properly and with the aim of securing swifter and more appropriate decision-making on management, it is hereby proposed that the number of Directors be changed from not more that nine to not more than six.

(5) Establishment of a provision for the indemnification of Directors:

To allow the Directors to fully play their expected roles in performing their duties, it is hereby proposed that a new provision to exempt any Director from liabilities be established as the first paragraph of Article 25 of the Articles of Incorporation under the system of indemnification of directors as provided for in Article 266 of the Commercial Code of Japan and that the existing provision for entering into an agreement to limit liabilities of outside Directors be carried down to the second paragraph of Article 25.

The Board of Statutory Auditors has unanimously consented to the submission of the proposed provision of the "indemnification of Directors".

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. (Same as existing)
1. Holding, sale, purchase, investment and management of securities;	(Same as existing)
2. Consulting on asset investment and management;	(Same as existing)
3. Management services to, acceptance of financial management and personnel administration from various related companies;	(Same as existing)
4. Money lending and agency therefor, and lease brokerage and guarantee;	(Same as existing)
5. Lease, rent, sale, purchase and brokerage of real estate;	(Same as existing)
6. Development, manufacture, sale, export and import of machinery and equipment for communications, measurement, information processing, image processing, audio and their peripherals, and the technical consulting thereon;	(Same as existing)
7. Design, manufacture, sale, export and import of electronic circuits using semiconductor devices and semiconductors, and the technical consulting thereon;	(Same as existing)
8. Development, sale and maintenance of computer network of software for computers and machinery and equipment for communications, measurement, information processing, image processing and audio, and the technical consulting thereon;	(Same as existing)

Existing Articles of Incorporation	Proposed amendment
9. Plan, design, development, sale, engineering works, maintenance and lease of network systems by the use of computers, communication equipment, information processing equipment, image processing equipment, audio and their peripherals, and information communications systems, and the consulting thereon;	(Same as existing)
10. Business relating to the acceptance of calculations by computer:	(Same as existing)
11. Plan, development, production, sale, export and import of software and data related with multimedia, including music and images;	(Same as existing)
12. Information processing service related with multimedia, including music and images, information converting service, information providing service, service related with storage and management of information, data communications service and data connection service, and the brokerage thereof;	(Same as existing)
13. Businesses relating to the acquisition, sale, purchase, licensing and brokerage of intellectual property rights, including industrial property rights and copyrights;	(Same as existing)
14. Investment business;	(Same as existing)
15. Specified worker dispatch business under the Worker Dispatch Business Law;	(Same as existing)
16. Sale of musical instruments;	(To be deleted)
17. Production, sale, export and import of educational publications, educational materials and education instruments;	(To be deleted)
18. Operation of classes in information equipment for production and processing of "music, audio and images" and music classes, by the use of computers and their peripherals; and	(To be deleted)
19. All businesses incidental or pertaining to any of the foregoing items.	16. All businesses incidental or pertaining to any of the foregoing items.

Existing Articles of Incorporation	Proposed amendment
(Method of giving public notice)	(Method of giving public notice)
Article 4. Public notices of the Company shall be given by insertion in the Nihon Keizai Shimbun.	Article 4. Public notices of the Company shall be given by electronic public notice.
(To be newly established)	2. In case of any unavoidable cause that renders such electronic public notice unavailable, a public notice shall be given by insertion in the Nihon Keizai Shimbun.
(Total number of shares to be issued)	(Total number of shares to be issued)
Article 5. The total number of shares authorized to be issued by the Company shall be 40,000,000 shares; provided, however, that in the event that any shares are cancelled, the number of shares so cancelled shall be subtracted from the total number of shares so authorized.	Article 5. The total number of shares authorized to be issued by the Company shall be 100,000,000 shares; provided, however, that in the event that any shares are cancelled, the number of shares so cancelled shall be subtracted from the total number of shares so authorized.
(Number)	(Number)
Article 17. The Company shall have not more than nine (9) Directors.	Article 17. The Company shall have not more than six (6) Directors.
(Indemnification of outside Directors)	(Indemnification of Directors)
Article 25. (To be newly established)	Article 25. The Company may, by resolution of the Board of Directors, exempt any Director from the liability for any act of the Director as provided for in Article 266, paragraph 1, item 5 of the Commercial Code of Japan, to the extent as provided for in law, pursuant to Article 266, paragraph 12 thereof as long as he/she performs his/her duties in good faith and without gross negligence.
The Company may enter into an agreement with any outside Director to assume the liability for any damage that may be caused to the Company by any act of the outside Director as provided for in Article 266, paragraph 1, item 5 of the Commercial Code of Japan, within the aggregate amount as provided for in law, pursuant to Article 266, paragraph 19 thereof as long as he/she performs his/her duties in good faith and without gross negligence.	2. (Same as the existing first paragraph)

Proposition No. 3: Election of six Directors

The term of office of Directors Messrs. Shigeki Matsuoka, Yukihiro Ukai, Yoshimasa Hayashi, Tetsuo Hikawa, Hiroyuki Mizuno, Takahiro Sonoda and Masayuki Fujii will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that six Directors be elected.

Candidate for Director Mr. Hiroyuki Mizuno satisfies the requirement for an outside director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

The candidates for Directors are as follows:

No.	Name	Current title	Numbers of shares of the Company held by candidate
1.	Shigeki Matsuoka	President and Representative Director of the Company	1,806,000 shares
2.	Yukihiro Ukai	Managing Director of the Company President and Representative Director of MegaChips LSI Solutions Inc.	96,000 shares
3.	Yoshimasa Hayashi	Director of the Company	668,000 shares
4.	Tetsuo Hikawa	Director of the Company President and Representative Director of MegaChips System Solutions Inc.	122,000 shares
5.	Hiroyuki Mizuno	Director of the Company	1,000 shares
6.	Masayuki Fujii	Director of the Company	- share

(Notes)
1. Candidate for Director Mr. Yukihiro Ukai concurrently holds the office of Representative Director of MegaChips LSI Solutions Inc. However, as the company is a wholly owned subsidiary of the Company, he has no relation of special interest with the Company.
2. Candidate for Director Mr. Tetsuo Hikawa concurrently holds the office of Representative Director of MegaChips System Solutions Inc. However, as the company is a wholly owned subsidiary of the Company, he has no relation of special interest with the Company.
3. There is no relation of special interest between the other candidates for Directors and the Company.

Proposition No. 4: Election of one Statutory Auditor

The term of office of Statutory Auditor Mr. Keiichi Kitano will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that one Statutory Auditor be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidate for Statutory Auditor is as follows:

Name	Current title	Numbers of shares of the Company held by candidate
Keiichi Kitano	Statutory Auditor of the Company	17,660 shares

(Notes) 1. There is no relation of special interest between the candidate and the Company.

2. Mr. Keiichi Kitano is a candidate for an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

Proposition No. 5: Issuance of stock acquisition rights as stock options

It is hereby proposed to the shareholders for approval that the Company issue stock acquisition rights to parties other than the shareholders on specifically favorable conditions as provided for in Article 280-20 and Article 280-21 of the Commercial Code of Japan, as described below:

1. Reason for requiring the issuance of stock acquisition rights on specifically favorable conditions:

   To afford incentives to and raise the morale of the directors, statutory auditors and employees of the Company and its subsidiaries, as well as their outside collaborators, to contribute to increasing the enterprise value of the Group, the Company intends to issue stock acquisition rights, free of charge, to the directors, statutory auditors and employees of the Company and its subsidiaries, as well as their outside collaborators.

2. Outline of the issuance of stock acquisition rights:

   (1) Qualified grantees of stock acquisition rights:

   Directors, statutory auditors and employees of the Company and its subsidiaries, as well as their outside collaborators.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding the total number of 100,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula.

Such adjustment shall be made only to the number of the shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	×	Division/consolidation ratio

In the event that the Company is merged or consolidated with another company and the stock acquisition rights are succeeded to or in the event that the Company incorporates a company or transfers business by a corporate separation (*shinsetsu-bunkatsu* or *kyushu-bunkatsu*), the Company shall make such adjustment to the number of shares to be issued or transferred upon exercise of the stock acquisition rights as it deems necessary.

(3) Total number of stock acquisition rights to be issued:

1,000 rights (number of shares to be issued or transferred for each stock acquisition right: 100 shares).

(4) Issue price of a stock acquisition right:

Free of charge.

(5) Amount to be paid in upon exercise of a stock acquisition right:

The paid-in amount per stock acquisition right shall be a paid-in amount per share to be determined as follows (the "Paid-in Amount"), multiplied by the number of shares to be issued or transferred for each stock acquisition right as set forth in (3) above. The Paid-in Amount shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular way) of shares of the Company on the Tokyo Stock Exchange for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month under which the issue date of the stock acquisition rights falls, with any fraction of one yen rounded upward to the nearest one yen.

Provided, however, that if the amount so obtained falls below the closing price on the day immediately preceding the issue date of the stock acquisition rights (or if the closing price is not available on that day, the closing price on any day immediately

preceding that day), the Paid-in Amount shall be the closing price on the day immediately preceding the issue date of the stock acquisition rights (or if the closing price is not available on that day, the closing price on any day immediately preceding that day).

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares at a paid-in price lower than the current market price (other than upon exercise of stock acquisition rights) after the issue date of the stock acquisition rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above formula, the "number of already issued shares" represents the total number of issued shares of common stock of the Company after deducting the total number of its shares of common stock held by the Company. In case of the disposition by the Company of its own shares, the "number of newly issued shares" shall be read as the "number of its own shares to be disposed of".

(6) Exercise period of the stock acquisition rights:

September 1, 2007 to September 30, 2010.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) Any grantee of stock acquisition rights shall remain in office as director, corporate auditor or employee of the Company or its subsidiaries, or their outside collaborator when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office as director or corporate auditor of the Company or its subsidiaries, or due to his/her mandatory retirement age or any other good reason.

(ii) Any stock acquisition right shall not be transferred, pledged or otherwise disposed of.

(iii) If any grantee of stock acquisition rights dies, his/her heir shall be entitled to succeed to his/her rights, subject to the terms and conditions stipulated in a "contract of granting stock acquisition rights" set forth in (iv) below.

(iv) Any other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions to be adopted at the this Ordinary General Meeting of Shareholders of the Company and at a meeting of its Board of Directors for the issuance of the stock acquisition rights.

(8) Events and conditions to cancel stock acquisition rights:

(i) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

(ii) In the event that any grantee of stock acquisition rights ceases to meet the terms or conditions to exercise his/her stock acquisition rights as stipulated in item (7) above before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

(9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

- END -

File No. 82-4861

(Excerpt translation)

June 24, 2005

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 15TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 15th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

Matters reported:

1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 15th business year (from April 1, 2004 to March 31, 2005) and the results of audit of the consolidated financial statements for the 15th business year by the account auditors and the Board of Statutory Auditors

   The Company reported the contents of the above-mentioned financial statements and the results of audit thereof.

2. Report on the balance sheet and statement of income for the 15th business year

(from April 1, 2004 to March 31, 2005) and the purchase by the Company of its own shares in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation.

The Company reported the contents of the above-mentioned financial statements and the purchase by the Company of its own shares.

The Company places its public notice on its financial statements for the 15th business year on its website (http://www.megachips.co.jp/irinfo/kessan.html).

(Note) At the 15th Ordinary General Meeting of Shareholders, the method of public notices by the Company as provided for in the Articles of Incorporation has been changed from insertion thereof in the Nihon Keizai Shimbun to an electronic method.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 15th business year

The proposition was approved and adopted as proposed. The dividends for the year was determined at ¥15 per share, a total of ¥10 per share for ordinary dividends and ¥5 per share for commemorative dividends to celebrate the 15th anniversary of establishment.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of six Directors

The proposition was approved and adopted as proposed. Messrs. Shigeki Matsuoka, Yukihiro Ukai, Yoshimasa Hayashi, Tetsuo Hikawa, Hiroyuki Mizuno and Masayuki Fujii were elected as Directors and assumed office.

Mr. Hiroyuki Mizuno is an outside director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 4: Election of one Statutory Auditor

The proposition was approved and adopted as proposed. Mr. Keiichi Kitano was elected as Statutory Auditor and assumed office.

Mr. Keiichi Kitano is an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

Proposition No. 5: Issuance of stock acquisition rights as stock options

The proposition was approved and adopted as proposed.

- - - - -

After the close of this Ordinary General Meeting of Shareholders, the following Representative Director and Directors with specific titles were elected by resolution of the Board of Directors and assumed office:

President and Representative Director:	Shigeki Matsuoka
Managing Director:	Yukihiro Ukai

Additionally, after the close of this Ordinary General Meeting of Shareholders, Mr. Mitsuo Tsuji was elected as full-time Statutory Auditor from among the Statutory Auditors and assumed office:

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FILE NO. 82-4861

(Translation)

June 24, 2005

Dear Sirs,

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Address of Website for Placing Electronic Public Notices

As publicized in the "Notice of Introduction of Electronic Public Notice System" dated May 13, 2005, at the 15th Ordinary General Meeting of Shareholders of MegaChips Corporation (the "Company") held today, a proposition was approved to amend its Articles of Incorporation to introduce an electronic public notice system. It is hereby notified that at the meeting of its Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the address of the website to place public notices was determined, as described below:

Description

Address of the website for placing electronic public notices:

http://www.megachips.co.jp/irinfo/kessan.html

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